UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Dimension Therapeutics, Inc.

(Name of Subject Company)

Dimension Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

25433V105

(CUSIP Number of Class of Securities)

Annalisa Jenkins, M.B.B.S, F.R.C.P

President and Chief Executive Officer

840 Memorial Drive

Cambridge, MA 02139

(617) 401-0011

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Kingsley L. Taft, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02110

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Dimension Therapeutics, Inc., a Delaware corporation (“Dimension,” the “Company,” “we,” “our” or “us”). The address of the Company’s principal executive office is 840 Memorial Drive, Cambridge, Massachusetts 02139. The telephone number of the Company’s principal executive office is (617) 401-0011.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0001 per share (the “Shares”). As of October 2, 2017, there were 25,205,395 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1, which information is incorporated herein by reference. The Company’s website address is www.dimensiontx.com. The information on the Company’s website is not considered a part of this Schedule 14D-9.

Tender Offer and Merger.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Mystic River Merger Sub Inc., a Delaware corporation (“Purchaser”), a direct, wholly-owned subsidiary of Ultragenyx Pharmaceutical Inc., a Delaware corporation (“Ultragenyx”), to purchase all of the issued and outstanding Shares at a price per Share equal to $6.00 net to the holder in cash (the “Offer Price”), without interest thereon and subject to any required tax withholding. The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Ultragenyx and Purchaser with the U.S. Securities and Exchange Commission (“SEC”) on October 10, 2017, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 10, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 2, 2017 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Ultragenyx and Purchaser. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 11, titled “Purpose of the Offer and Plans for Dimension; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase. The Merger Agreement provides, among other things, that upon its terms and subject to the conditions set forth therein and pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), as promptly as practicable following the time that Purchaser accepts Shares tendered in the Offer, subject to the satisfaction or, to the extent permitted by the Merger Agreement, waiver of all conditions to the Merger, Purchaser will merge with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving as the surviving corporation and a direct, wholly-owned subsidiary of Ultragenyx (the “Surviving Corporation”).

Because the Merger will be effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share issued and then-outstanding (other than (i) Shares held by Dimension, Ultragenyx or Purchaser (other than Shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties) and (ii) Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be canceled and converted automatically into the right to receive the Offer Price, without interest thereon and subject to any required holding of taxes (the “Merger Consideration”). As a result of the Merger, Dimension will cease to be a publicly-traded company and will become wholly-owned by Ultragenyx.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on October 10, 2017. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire one minute after 11:59 P.M., Eastern Time, on November 6, 2017, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Ultragenyx has formed Purchaser for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Purchaser as Exhibit (a)(1)(A) to the Schedule TO, the business address and telephone number of Ultragenyx and Purchaser are 60 Leveroni Court, Novato, California 94949.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) the Company’s executive officers, directors or affiliates or (ii) Ultragenyx, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company, Ultragenyx and Purchaser.

Merger Agreement

The Merger Agreement governs the contractual rights among the Company, Ultragenyx and Purchaser in relation to the Offer, the Merger, and the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, Ultragenyx or Purchaser. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Ultragenyx or Purchaser, in the Company’s or Ultragenyx’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Ultragenyx and Purchaser in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Ultragenyx and Purchaser and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Ultragenyx or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Ultragenyx or Purchaser, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The foregoing summary of the Merger Agreement is contained in Section 11 titled “Purpose of the Offer and Plans for Dimension; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

Ultragenyx and the Company entered into a confidential disclosure agreement with an effective date of September 19, 2017 (the “Confidentiality Agreement”), as amended. Under the terms of the Confidentiality Agreement, Ultragenyx and the Company agreed that, subject to certain exceptions, certain non-public, confidential and/or proprietary information each may make available to the other in connection with discussions concerning a possible strategic transaction involving the Company and/or its stockholders, will not be disclosed or used for any other purpose.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Beneficial Ownership of Common Stock

According to the Schedule TO, as of October 2, 2017, Ultragenyx is the beneficial owner of 1,000 Shares, which represents less than one percent of the outstanding Shares of Dimension.

Arrangements with Dimension’s Directors and Executive Officers in the Merger.

In considering the recommendation of the Company’s Board of Directors (the “Board”) set forth in “Item 4. The Solicitation or Recommendation—Recommendation of the Board,” you should be aware that aside from their interests as stockholders, the directors and executive officers of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.

The Company’s executive officers are as follows:

Name	Position
Annalisa Jenkins, M.B.B.S., F.R.C.P.	President, Chief Executive Officer and Director
Mary T. Thistle	Chief Operating Officer
Samuel C. Wadsworth, Ph.D.	Chief Scientific Officer
Eric Crombez, M.D.	Chief Medical Officer

Effect of the Offer and the Merger Agreement on Company Stock Options and Other Equity Awards

Stock Options. Upon the closing of the Offer and consistent with the terms of each of the Company’s 2015 Stock Option and Incentive Plan and 2013 Stock Plan, as amended (the “Company Equity Plans”), copies of which are filed as Exhibits (e)(3), (e)(4) and (e)(5) to this Schedule 14D-9, respectively, and are incorporated herein by reference, each Company stock option that is outstanding immediately prior thereto, whether or not then vested or exercisable, will be assumed by Ultragenyx and converted automatically into an option to purchase shares of Ultragenyx common stock par value $0.001 per share (the “Ultragenyx Shares”). Each such Company stock option as so assumed will be subject to the same vesting and other terms and conditions as applied immediately prior to the Effective Time, as set forth in the applicable Company Equity Plan. After the Effective Time, each Company stock option will be exercisable for the number of Ultragenyx Shares equal to the product (rounded down to the nearest whole number) of (i) the number of Shares subject to the Company stock option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, at an exercise price per Share equal to the quotient (rounded up to the nearest whole cent) of (x) the exercise price per Share of the Company stock option immediately prior to the Effective Time divided by (y) the Exchange Ratio. “Exchange Ratio” means the quotient of (i) the Offer Price divided by (ii) the volume weighted average of the closing sale prices per Ultragenyx Share, on NASDAQ, as reported in the New York City edition of The Wall Street Journal (or, if not reported there, as reported in another authoritative source) for the five (5) full consecutive trading days ending on and including the third (3rd) business day prior to the time when Purchaser irrevocably accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer.

Restricted Stock. Upon the closing of the Offer, each share of Company restricted stock that is outstanding immediately prior thereto will be assumed by Ultragenyx and will otherwise continue to have, and be subject to, the same terms and conditions as were applicable immediately prior to the closing of the Offer, as set forth in the applicable Company Equity Plan (including any applicable award agreement, other agreement or other document evidencing such Company restricted stock award) immediately prior to the closing of the Offer, except that from and after the closing of the Offer, each award of Company restricted stock will be converted automatically into an award consisting of that number of whole Ultragenyx Shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company restricted stock subject to such award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio.

Termination of Employment. In the event that the employment or other service relationship of a holder of Company stock options or Company restricted stock assumed by Ultragenyx is terminated by Ultragenyx or the Surviving Corporation (or any of their subsidiaries) without “cause,” or such holder resigns for “good reason” (each as defined in the Merger Agreement) during the 12-month period following the closing of the Offer, then such holder’s stock options and restricted stock then outstanding will immediately vest in full and such stock options will become fully exercisable.

Employee Stock Purchase Plan. With respect to the Company’s 2015 employee stock purchase plan (the “ESPP”), the Board will adopt resolutions and take other actions (i) to provide that no offering period under the

ESPP will be commenced after the date of the Merger Agreement and (ii) to terminate the ESPP, effective as of the date immediately prior to the date of the Effective Time.

For an estimate of the amounts that would be payable to each of the Company’s executive officers with respect to their unvested Company equity awards upon vesting and exercise, as applicable, see the section entitled “—Quantification of Equity Acceleration” below.

Severance and Change in Control Provisions of Employment Arrangements

The Company previously entered into employment agreements with each of its executive officers (the “Dimension Employment Agreements”), which became effective upon the closing of the Company’s initial public offering, copies of which are filed as Exhibits (e)(6), (e)(7) and (e)(8) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Dimension Employment Agreements provide (i) severance benefits to the executive officers in the event of an involuntary termination of employment by the Company without “cause” (as such term is defined in the respective Dimension Employment Agreement), and (ii) certain enhanced severance benefits if the executive officer is terminated by the Company without cause or resigns for “good reason” (as defined in the respective Dimension Employment Agreement, and together with termination without cause, a “terminating event”) within 12 months following a change in control (or, for Dr. Jenkins, 18 months). The Transactions will constitute a change in control under these Dimension Employment Agreements.

The Dimension Employment Agreements each provide that, upon a terminating event within the 12-month period (or, for Dr. Jenkins, 18-month period) following the Transactions, subject to execution and effectiveness of a separation agreement, including a general release of claims in the Company’s favor, each executive officer would be entitled to receive the following:

•	a lump sum cash severance payment equal to 12 months (or, for Dr. Jenkins, 18 months) of the executive’s then-current base salary (or the base salary in effect immediately prior to the change in control, if higher);

•	a portion of the executive’s target annual cash bonus, pro-rated based on the number of days employed during the calendar year through the date of the change in control;

•	if the executive officer was participating in the Company’s group health plan immediately prior to the date of termination, a lump sum cash payment in an amount equal to the monthly employer contribution that the Company would have made to provide health insurance to the executive if he or she had remained employed by the Company for 12 months (or, for Dr. Jenkins, 18 months) after the termination date; and

•	full acceleration of all time-based equity awards held by the executive officer.

In consideration of the payments and benefits to be received under the Dimension Employment Agreements, each such agreement contains customary restrictive covenants including non-competition and non-solicitation provisions that apply during the term of the executive’s employment with Dimension and for 12 months thereafter.

Each of the Dimension Employment Agreements contains a “best after-tax benefit” provision, which provides that, to the extent that any amounts payable to an executive officer would be subject to the federal tax levied on certain “excess parachute payments” under Section 4999 of the Code, the Company will either pay the executive officer the full amount due or, alternatively, reduce his or her payments under the respective Dimension Employment Agreement to the extent that no Section 4999 excise tax would be due, whichever provides the highest net after-tax benefit to the executive officer.

For an estimate of the value of the payments and benefits described above that would become payable under the Dimension Employment Agreements upon the occurrence of a terminating event in connection with the Merger, see the section entitled “—Golden Parachute Compensation” and the assumptions set forth under that subheading, below.

Retention Award

In recognition of Ms. Thistle’s assuming the Principal Financial Officer responsibilities in addition to the Chief Operating Officer responsibilities, effective July 28, 2017, the Company entered into a letter agreement dated August 8, 2017 with Ms. Thistle that, among other things, entitled her to receive a supplemental cash retention bonus equal to $50,000, which would become due and payable subject to her continued employment with the Company through February 28, 2018 (the “Retention Award”). Pursuant to the terms of the letter agreement, in the event that (i) Ms. Thistle is terminated without “cause” (as defined in the letter agreement) or (ii) the Company undergoes a change of control prior to such date (which will occur upon the closing of the Offer), then she will be entitled to receive a portion of the Retention Award, pro-rated based on the number of days employed during the period from August 7, 2017 through February 28, 2018. The payment of the Retention Award is subject to Ms. Thistle’s entry into a release agreement in a form provided by the Company.

Quantification of Equity Acceleration

As described above in the section entitled “—Effect of the Offer and the Merger Agreement on Company Stock Options and Other Equity Awards,” all outstanding Company stock options and shares of Company restricted stock will be assumed by Ultragenyx and be converted automatically into either, (i) an option to purchase Ultragenyx Shares or (ii) restricted shares of Ultragenyx common stock, respectively, with the same terms and conditions that applied to such awards under the Company Equity Plans prior to the Effective Time. Accordingly, solely in connection with the Transactions, other than described below for Dr. Wadsworth, no directors or executive officers of the Company will be entitled to any automatic acceleration of their outstanding Company stock options or shares of Company restricted stock. However, as indicated above in the discussion of the material terms of the Dimension Employment Agreements, the executive officers will be entitled to 100% acceleration of all time-based equity awards upon a terminating event within 12 months following the Merger (or, for Dr. Jenkins, 18 months). Dr. Wadsworth is entitled to vesting of fifty percent of his outstanding equity awards immediately upon a change in control (which will occur upon the closing of the Offer).

The following table identifies for each of the Company’s executive officers the number of Shares subject to his or her outstanding Company stock options that would become fully vested following the subsequent terminating event. No executive officer holds any shares of Company restricted stock that remain unvested, and accordingly, such columns have been omitted. In addition, outstanding Company stock options or shares of Company restricted stock held by non-employee directors have been excluded from the table below, as such directors do not have any existing contractual rights with respect to the acceleration of their outstanding equity awards in connection with or following the Merger.

The following table assumes that the closing of the Offer is on November 30, 2017, and that no Company stock options are exercised and no dividends are paid with respect to Company common stock between the date of this Schedule 14D-9 and the closing of the Offer and that each executive is immediately terminated without cause. The estimated aggregate amounts set forth below are based on the Offer Price of $6.00 per Share, net of the applicable exercise price, multiplied by the total number of Shares subject to each applicable award.

	Vested Company stock options			Unvested Company stock options			Total Equity Award Consideration ($)
Executive Officers	Shares Underlying Vested Company Stock Options (#)	Weighted Average Exercise Price ($)	Aggregate Vested Company stock option Payment ($)(1)	Shares Underlying Unvested Company Stock Options Accelerating in Connection with Terminating Event (#)(2)	Weighted Average Exercise Price ($)	Aggregate Unvested Company Stock Option Payment ($)(1)
Annalisa Jenkins, M.B.B.S., F.R.C.P.	686,913	$1.96	$2,775,129	553,271	$2.09	$2,163,290	$4,938,418
Mary T. Thistle	166,194	$3.47	$420,471	119,436	$2.93	$366,669	$787,139
Samuel C. Wadsworth, Ph.D.	12,500	$1.90	$51,250	47,500	$1.90	$194,750	$246,000
Eric Crombez, M.D.	152,532	$1.77	$645,210	106,156	$2.12	$411,885	$1,057,096

(1)	To estimate the value of payments for vested or unvested Company stock options, as applicable, the aggregate number of shares of Dimension common stock issuable upon the exercise of the Company stock option were multiplied by the Offer Price of $6.00 per Share, less the weighted average exercise price.
(2)	Pursuant to the terms of the Merger Agreement and consistent with the terms of the Company Equity Plans, each outstanding Company stock option, whether vested or unvested, will be assumed by the Company and converted automatically into an option to purchase shares of Ultragenyx common stock. No executive officer is entitled to automatic acceleration of his or her outstanding Company stock options in connection with the closing of the Transactions. Should any executive officer experience a terminating event with the 12 months (or for Dr. Jenkins, 18 months) following the Transactions, his or her Company stock options will immediately vest in full. The table above assumes that a terminating event will occur immediately following the Effective Time. For more information with respect to the treatment of Company stock options and the change in control provisions under the Dimension Employment Agreements, see the section entitled “—Effect of the Offer and the Merger Agreement on Company Stock Options and Other Equity Awards” above.

Jean Franchi, while a named executive officer for the Company’s prior fiscal year, is no longer employed with the Company.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions and that is payable or may become payable to Dimension’s named executive officers, who are Drs. Jenkins and Crombez and Ms. Thistle. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer will receive may materially differ from the amounts set forth in the table.

The table below assumes that the Offer will close on November 30, 2017, that the named executive officer experiences a terminating event immediately following that time, that no amount of withholding taxes are applicable to any payments set forth in the table, that no payments are delayed for six months to the extent required under Section 409A of the Code and that no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Section 4999 of the Code to such payments. The amounts set forth in the table are estimates based on the Offer Price of $6.00 per Share. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the sections entitled “—Effect of the Offer and the Merger Agreement on Company Stock Options and Other Equity Awards” and “—Severance and Change in Control Provisions of Employment Arrangements” above.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Other ($)(4)	Total ($)
Annalisa Jenkins, M.B.B.S., F.R.C.P.	$1,008,130	$2,163,1163	$28,000	$—	$3,199,293
Mary T. Thistle	$505,430	$366,275	$28,000	$28,155	$927,861
Eric Crombez, M.D.	$479,612	$412,191	$17,200	$—	$909,003

(1)	The cash amounts payable to each named executive officer consist of: (i) a severance payment, payable in a lump sum, equal to 12 months (or for Dr. Jenkins, 18 months) of his or her current base salary; and (ii) a portion of each named executive officer’s target annual cash bonus, pro-rated based on the number of days employed during the calendar year through the assumed Effective Time. All cash severance payments are “double trigger” and would be due upon a terminating event within 12 months (or for Dr. Jenkins, 18 months) following the closing of the Offer. The cash severance payments are subject to the execution and effectiveness of a separation agreement, including a general release of claims in favor of Dimension. Set forth below are the aggregate values of the cash amounts that are attributable to cash severance and the pro-rata annual bonus, as reflected in the table above.

Name	Cash Severance ($)	Pro Rata Annual Bonus($)	Total ($)
Annalisa Jenkins, M.B.B.S., F.R.C.P.	$772,500	$235,630	$1,008,130
Mary T. Thistle	$370,000	$135,430	$505,430
Eric Crombez, M.D.	$351,100	$128,512	$479,612

(2)	The amounts listed in this column include the aggregate value of unvested Company stock options that will accelerate and become exercisable upon a terminating event following the Transactions pursuant to the respective Dimension Employment Agreement for each of Drs. Jenkins and Crombez and Ms. Thistle, calculated based on the number of shares subject to the Company stock option multiplied the Offer Price, less the aggregate exercise price for each such Company stock option. None of the named executive officers holds any unvested shares of Company restricted stock.
(3)	The amounts listed in this column represent the sum of: (i) the estimated value of payments for COBRA health continuation coverage for up to 18 months for Dr. Jenkins and 12 months for Ms. Thistle and Dr. Crombez, pursuant to the terms of the respective Dimension Employment Agreement; and (ii) the value of outplacement services (estimated at $10,000 per executive). With respect to COBRA continuation, these amounts are based on the applicable named executive officer’s elected level of coverage for the plan year 2017 and the rate applicable to such coverage effective for calendar year 2017.
(4)	Pursuant to the letter agreement between Dimension and Ms. Thistle, she will be eligible to receive a portion of the Retention Award, pro-rated based on the number of days employed between August 7, 2017 and February 28, 2018, upon a change in control of the Company. The Retention Award is “single trigger” and will be payable in a lump sum within 10 days following the closing of the Offer.

* Ms. Jean Franchi was a named executive officer during the last full fiscal year prior to the date of the Merger Agreement and ceased being an executive officer of the Company, effective as of July 28, 2017. Upon a change of control, Ms. Franchi is entitled to receive an additional three months of severance payments based on her then-current base salary plus a pro-rated target bonus of approximately $87,000.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the Surviving Corporation for a period of time following the Effective Time. Such indemnification and insurance coverage is further described in the section titled “—Effect of the Merger on Director and Officer Indemnification and Insurance” below.

Effect of the Merger on Director and Officer Indemnification and Insurance

For a period of six years after the Effective Time, each of Ultragenyx and the Surviving Corporation will:

•	indemnify and hold harmless each present or former director or officer of Dimension or of its subsidiaries (the “Indemnified Parties”) against any and all costs and expenses (including fees and expenses of legal counsel), judgments, fines, penalties or liabilities (including amounts paid in settlements or compromises) imposed upon or reasonably incurred in connection with or arising out of any action, suit or other proceeding (whether civil or criminal, and including any proceeding before any administrative or legislative body or agency) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including, without limitation, as a witness), by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of Dimension or any of its subsidiaries or action taken or not taken at the request of Dimension or its subsidiaries or arising out of such Indemnified Party’s service in connection with any other corporation or organization for which such person serves or has served as director, officer, employee, agent, trustee or fiduciary at the request of Dimension or its subsidiaries, whether or not the Indemnified Party continues in such position at the time such proceeding is brought or threatened and at, or at any time prior to, the Effective Time (including actions relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable law; and

•	fulfill and honor in all respects the obligations of Dimension and its subsidiaries pursuant to: (i) each indemnification agreement in effect between Dimension and its subsidiaries and any Indemnified Party as of the date of the Merger Agreement; and (ii) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the Dimension certificate of incorporation or Dimension bylaws.

Ultragenyx agreed to pay all expenses, including reasonable attorneys’ fees, that may be incurred by the Indemnified Parties in connection with their enforcement of their rights described above.

For six years after the Effective Time, Ultragenyx will, or will cause the Surviving Corporation to maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by Dimension’s officers’ and directors’ liability policy on terms with respect to coverage and amount that is no less favorable than those of such policy in effect on the date of the Merger Agreement; provided, however, that neither Ultragenyx nor the Surviving Corporation will be obligated to pay premiums in excess of 300% of the amount per annum Dimension paid in its last full fiscal year prior to the date of the Merger Agreement. If any such annual expense would exceed that amount, then the Surviving Corporation will maintain a policy with the maximum coverage available for a cost not exceeding such amount.

To satisfy Ultragenyx’s obligations above, at Ultragenyx’s request, prior to the Effective Time, Dimension will obtain “tail” or “runoff” policies which provide such persons currently covered by such policies with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the Transactions; provided, however, that the amount paid for such prepaid policies does not exceed 300% of the amount per annum Dimension paid in its last full fiscal year prior to the date of the Merger Agreement.

Section 16 Matters

As permitted by the Merger Agreement, the Board and the Ultragenyx board of directors will adopt a resolution in connection with the closing of the Transactions so that the disposition of Shares resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, and each acquisition of Ultragenyx Shares by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Ultragenyx will be an exempt transaction under Rule 16b-3 of the Exchange Act.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board.

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with the Company’s management, legal counsel and financial advisors, on October 2, 2017, the Board, among other things, unanimously (i) determined that it is in the best interests of Dimension and the stockholders of Dimension to enter into the Merger Agreement, providing for, among other things, the Offer and the Merger, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby in accordance with the DGCL, (iii) resolved to recommend that the stockholders of Dimension accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (iv) resolved that the Merger be effected under Section 251(h) of Delaware Law.

Accordingly, for the reasons described in more detail below, the Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under “Reasons for the Recommendation of the Board” below.

A copy of the joint press release issued by the Company and Ultragenyx, dated October 3, 2017, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Transactions; Reasons for the Recommendation of the Board.

Background of the Transactions

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board, the Strategic Committee, as described below, members of Dimension management or Dimension’s representatives and other parties.

Dimension is a leader in discovering and developing new therapeutic products for people living with devastating rare and metabolic diseases associated with the liver, based on the most advanced, mammalian AAV gene delivery technology. The liver is a vital organ that plays an important role in human metabolism and key physiologic functions, and is the target organ for Dimension’s initial programs, which prior to June 2017 were: ornithine transcarbamylase (OTC) deficiency, glycogen storage disease type Ia (GSDIa), phenylketonuria (PKU), Wilson disease, citrullinemia type I, hemophilia B, and hemophilia A.

In October 2015, Dimension priced its initial public offering at $13.00 per Share. As part of the ongoing evaluation of Dimension’s business, the Board, together with Dimension’s senior management and with the assistance of Dimension’s advisors, regularly review and assess opportunities to achieve long-term strategic goals, including, among other things, partnerships and strategic alliances to grow Dimension’s business and operations, potential opportunities for licensing arrangements, business combinations, acquisitions, dispositions, capital raising transactions, research and development programs and related costs, internal restructurings and investments, and other strategic alternatives. These reviews included discussions as to whether the continued execution of Dimension’s strategy as a standalone company (including with possible operational and/or capital structure changes) or the possible sale of Dimension to, or combination of Dimension with, a third party offered the best avenue to enhance stockholder value, and the potential benefits and risks of any such course of action. Since 2013, Dimension and REGENXBIO Inc. (“REGENXBIO”) have been parties to certain licensing arrangements.

In connection with its periodic consideration of strategic opportunities, the Board had previously empowered, for purposes of efficiency, an ad hoc committee of the Board (subsequently renamed, and referred to herein as the “Strategic Committee” by resolutions of the Board on February 22 and March 20, 2017) to review, revaluate, and make recommendations to the Board as to specific strategic opportunities.

In both December 2016 and early January 2017, the chief executive officer of a publicly traded biopharmaceutical company (“Party A”), initiated two meetings with Dimension’s chief executive officer, Dr. Annalisa Jenkins, and indicated Party A’s interest in exploring a business combination transaction with Dimension, in which the consideration would consist of Party A’s common stock. Neither party otherwise made any proposals during these meetings or otherwise discussed the specific terms of a potential strategic transaction, or any agreement to work towards a potential transaction.

On January 18, 2017, the Board held a regularly scheduled meeting to conduct its regular review of annual corporate goals, among other things. Members of Dimension management and representatives of Goodwin Procter LLP (“Goodwin”), Dimension’s outside legal counsel, were present. Management provided an update on Dimension’s Phase I/II clinical trial of DTX101 for the treatment of hemophilia B, including a review of preliminary data. Management also provided an update on recent business development discussions with various parties, including Party A. Management also indicated that it would provide a new budget for approval by the Board at an upcoming meeting.

On January 20, 2017, Party A and Dimension entered into a mutual confidentiality agreement (which did not contain standstill provisions), to facilitate a management meeting between the parties which occurred on January 23, 2017.

On January 30, 2017, the Board held a meeting to receive an update on the DTX101 trial. Members of management and representatives of Goodwin were present. Management provided a report on interim topline results from the first two cohorts of the DTX101 trial for the treatment of hemophilia B, including the failure of the trial to meet its primary goals. Management also provided an update on its recent discussions with Party A. The Board discussed the risks, challenges, and strategic opportunities facing Dimension taking into consideration the topline results of the DTX101 trial, the near-term cash requirements, and the low likelihood that third parties would be interested in providing equity financing to Dimension at attractive valuations that would not be significantly dilutive to existing Dimension stockholders. The Board discussed the interest expressed by Party A, and concluded that pursuing a transaction in which the consideration consisted only of Party A’s common stock with a low premium to Dimension’s equity value would not be in the best interest of Dimension and its stockholders at that time. The Board also discussed the possibility of contacting parties that might be interested in a cash sale of Dimension. Following these discussions, the Board determined that it would be appropriate for Dimension to retain a financial advisor to assist the Board in its evaluation of strategic alternatives available to Dimension, including Party A’s interest, Dimension’s future prospects, and Dimension’s intrinsic value.

On January 31, 2017, Dimension announced the results of its DTX101 trial. On that day, Dimension’s stock price closed at $1.95, down from $4.25 or approximately 54% from the previous day’s close.

In February 2017, at the direction of the Board, members of management met with a nationally recognized investment bank to discuss Dimension, its future prospects, and the possibility of Dimension exploring potential strategic opportunities. This investment bank (the “Financial Advisor”) had from time to time, at the request of Dimension’s management, provided general thoughts and advice on such matters and had substantial knowledge of and familiarity with Dimension’s business and operations, competitors and the industries in which Dimension operates. Dimension did not enter into an engagement letter with the Financial Advisor and the Financial Advisor was not asked to, and did not, render to Dimension or the Board any opinion as to the fairness of the consideration to be offered to Dimension stockholders, nor will the Financial Advisor receive any compensation in relation to the Transactions.

On February 22, 2017, the Board held a meeting to discuss, among other things, the exploration of strategic alternatives. Members of management and representatives of Goodwin were present. In response to the topics discussed at the January 30, 2017 meeting, representatives of the Financial Advisor joined a portion of the meeting.

Representatives of the Financial Advisor discussed with the Board strategic alternatives available to Dimension that could potentially enhance stockholder value, including whether to raise capital, whether to engage in a process to explore interest in a potential sale of Dimension for cash, whether to engage in a process to explore interest in a potential stock-for-stock business combination through either a so-called “merger of equals” or “reverse merger,” and whether to execute Dimension’s long-term plan as a standalone company. Following discussion, the Board concluded that, given the challenges faced by Dimension, privately soliciting interest in a potential cash acquisition from a limited number of potentially interested parties could lead to an opportunity to enhance stockholder value. The representatives of the Financial Advisor reviewed with the Board a list of large pharmaceutical companies who might have an interest in acquiring Dimension for cash. Management reviewed with the Board the near-term cash requirements for Dimension in light of the outcome of the DTX101 trial and noted that a significant reduction in workforce likely would be required if Dimension were to remain independent in order to avoid a significant liquidity issue beginning in mid-2018. In this regard, the Board considered the fact that absent participation by Dimension insiders and new positive pre-clinical data, raising capital at attractive valuations that would not be significantly dilutive to existing Dimension stockholders would be difficult.

The Board discussed the potential risks and benefits of commencing a process in which parties would be invited to review confidential information and submit indications of interest with respect to a potential acquisition of Dimension. In particular, the Board discussed the potential disruptions to Dimension’s business during a protracted process, the risk of leaks that might arise from contacting other parties, and the potential impact of such leaks on Dimension’s business, including the potential loss of partners and employees. The Board also discussed the potential need to disclose during such a process proprietary and confidential information to competitors and potential competitors. Based on the benefits and risks discussed at this meeting and previous Board meetings, the Board determined, based on its knowledge of Dimension and its financial situation, its discussions with the Financial Advisor, and the strategic alternatives potentially available to Dimension, including remaining as an independent public company, that it was in the best interests of Dimension and its stockholders to take steps to further explore a potential company sale for cash. The Board also determined that Dimension should privately solicit interest in a potential acquisition from those companies that it viewed as the most qualified potential acquirers of Dimension.

At this meeting, the Board also determined that the Strategic Committee should assist the full Board in exploring a potential strategic transaction, including a possible sale transaction or financing transaction. The Strategic Committee consisted of Georges Gemayel, Arlene Morris and Michael Dybbs, all of whom are nonexecutive, independent directors, and have significant experience with strategic transactions. Dr. Gemayel was subsequently appointed as chairman of the Strategic Committee. Subsequently, on March 20, 2017, the Board reaffirmed the constitution and authority of the Strategic Committee to oversee the strategic exploration process, and, in between meetings of the full Board, to give direction to Dimension’s financial and legal advisors and to lead on behalf of Dimension (or to give guidance to Dimension’s representatives and management in connection with) any negotiations with potentially interested parties and periodically to brief the full Board on the status of the strategic exploration process. All of the directors of Dimension were invited to participate in the meetings of the Strategic Committee, which met 19 times between March 3 and August 24, 2017, in addition to 16 Board meetings held during that period.

On March 3, 2017, the Strategic Committee held a meeting to discuss, among other things, the exploration of a strategic process. Members of management and representatives of the Financial Advisor and Goodwin were present. Representatives of Goodwin reviewed with the Strategic Committee their fiduciary duties, particularly in the context of exploring a possible sale of Dimension. Representatives of the Financial Advisor reviewed with the Strategic Committee a list of 14 of the companies that had been included in the list discussed at the February 22, 2017 Board meeting, which did not include Party A. The companies were selected based on the review of numerous factors by the Strategic Committee and management, including each company’s potential interest in an acquisition of Dimension given such company’s industry position and perceived strategic priorities; such company’s financial strength and resources to pursue and consummate a strategic transaction in a timely manner; the risk of potential leaks in engaging with such company; and such company’s experience in completing large transactions. The Strategic Committee approved the list of 14 companies and determined that the Financial Advisor should contact each of the companies on a confidential basis to gauge its interest in a potential cash acquisition of Dimension. Financial sponsors were not included because the Board concluded that the pre-revenue profile of Dimension was inconsistent with the type of acquisition targets pursued by financial sponsors. Representatives of the Financial Advisor then discussed with the Strategic Committee its views on the overall timetable for the sale process, the materials that would be provided to bidders and at what stages, and other related matters.

During the period from March 3 through April 12, 2017, at the direction of the Strategic Committee, the Financial Advisor contacted and had discussions with the 14 potentially interested companies discussed by the Strategic Committee at its March 3, 2017 meeting. Of the companies contacted, three executed confidentiality agreements with Dimension, all of which included standstill restrictions that automatically terminated upon Dimension’s entry into a merger agreement. Each of these three companies attended a high-level management presentation conducted by members of Dimension management and attended by representatives of the Financial Advisor. Additionally, one such company was also provided access to an online data room containing nonpublic information regarding Dimension, while the other two companies declined interest shortly following their management presentations.

On March 9, 2017, Dimension announced updated interim results from its Phase 1/2 clinical program of DTX101 for the treatment of adult patients with moderate/severe to severe hemophilia B. In addition, Dimension announced financial results for the year ended December 31, 2016.

On March 15, 2017, Party A sent an unsolicited, non-binding indication of interest letter to Dimension indicating that Party A would be interested in acquiring Dimension in a stock-for-stock transaction with a 30% premium to Dimension’s diluted equity value. The letter also indicated that the proposal was subject to satisfactory completion of due diligence. The closing price of Dimension common stock on that day was $2.00 per Share.

On March 20, 2017, the Board held a meeting to discuss, among other things, the sale process and Party A’s indication of interest. Members of management and representatives of Goodwin were present. Management provided an update on the sale process, including the discussions to date with the companies contacted and the perceived level of interest among those companies. The Board also discussed Party A’s indication of interest and again concluded that pursuing a transaction in which the consideration consisted only of Party A’s common stock with a low premium to Dimension’s equity value would not be in the best interest of Dimension and its stockholders at that time. The Board did not believe that Party A presented compelling synergies, market fit, or long term growth prospects that would make a business combination with Dimension attractive for Dimension stockholders at that time. Following discussion, the Board determined to defer consideration of Party A’s indication of interest during the pendency of sale process and until it received additional financial and other information from its advisors. Following the meeting, as directed by the Board, representatives of the Financial Advisor communicated to Party A that the Board would defer consideration of its indication of interest.

On April 5, 2017, the Strategic Committee held a meeting to discuss the sale process. Members of management and representatives of the Financial Advisor and Goodwin were present. Representatives of the Financial Advisor provided an update on the developments related to the sale process, and reported that 11 of the 14 companies contacted had declined interest in exploring an acquisition of Dimension at that time.

As of April 12, 2017, each of the three companies that had entered into a confidentiality agreement with Dimension had informed the Financial Advisor that it was not interested in pursuing a potential acquisition of Dimension at that time. These companies indicated that they did not view sufficient value in Dimension’s current pipeline product candidates to justify a premium to Dimension’s publicly-traded valuation. As a result, the sale process was terminated and Dimension concluded its relationship with the Financial Advisor without having entered into any engagement letter with the Financial Advisor.

On April 18, 2017, the Board held a meeting to discuss, among other things, the outcome of the sale process. Members of management and representatives of Goodwin were present. Management provided an update regarding the conclusion of the sale process without any companies expressing an interest in exploring an acquisition of Dimension at that time. The Board again discussed Party A’s March 15 indication of interest and concluded that even in light of the outcome of the recent sale process, the valuation proposed by Party A in its March 15 letter did not warrant further engagement with Party A at this time and instructed management to relay this message to Party A, which was done following this meeting. The Board discussed strategic alternatives believed to be available to Dimension and decided to discuss potential financing alternatives at a subsequent Board meeting.

Between April 23 and April 28, 2017, Dimension received unsolicited indications of interest from two publicly traded biopharmaceutical companies (“Party B” and “Party C”), each expressing an interest in discussing an all-stock business combination transaction with Dimension. Neither Party B nor Party C had been contacted in Dimension’s recently concluded sale process. Dimension executed mutual confidentiality agreements with each of Party B and Party C (which did not contain standstill provisions) to facilitate preliminary discussions and meetings with these parties. These discussions and meetings were preliminary in nature and no proposals were made.

On May 9, 2017, the Board held a meeting to discuss updated data from the first two cohorts of the DTX101 trial for the treatment of hemophilia B, including the risks, challenges and strategic opportunities facing Dimension taking into consideration the topline results of the DTX101 trial, and the Board elected to discontinue development of DTX101. Also at this meeting, members of management updated the Board regarding the recent discussions with Party B and Party C.

On May 10, 2017, Dimension announced financial results for the first quarter ended March 31, 2017, and announced its decision to discontinue the development of DTX101. Dimension also announced that it would be undertaking a comprehensive portfolio prioritization review to thoroughly examine resources and the opportunities to focus efforts, which review was expected to be completed by the end of the second quarter of 2017.

On May 11, 2017, the chief executive officer of REGENXBIO contacted Dr. Jenkins and indicated that he had heard from a third party that Dimension was considering its strategic alternatives and that REGENXBIO would be interested in participating in any related process. Dr. Jenkins indicated that while Dimension was not at that time undertaking a bid process, it had announced on May 10, 2017 that it was undertaking a comprehensive portfolio review and she suggested that the parties enter into a mutual confidentiality agreement to facilitate further discussions. Neither Dimension nor REGENXBIO made any proposals during this discussion or otherwise discussed the specific terms of a potential strategic transaction, or any agreement to work towards a potential transaction.

On May 12, 2017, members of Dimension management, after discussions with several directors, interviewed representatives of two investment bank candidates, one of which was MTS Health Partners L.P. (“MTS”), to discuss Dimension, its future prospects, and the evaluation of strategic alternatives that might be available to Dimension in light of the recent interest expressed by Party B, Party C, and REGENXBIO. Dimension contacted MTS due to that firm’s qualifications, expertise, reputation and knowledge of the industry in which Dimension operates and MTS’ experience in similar situations.

On May 15, 2017, Party B sent a non-binding indication of interest letter to Dimension indicating that Party B would be interested in acquiring Dimension in a stock-for-stock transaction, but it did not provide any terms regarding price or valuation. The letter also indicated that the proposal was subject to satisfactory completion of due diligence. The closing price of Dimension common stock on that day was $1.27 per Share.

On May 18, 2017 the Board held a meeting to discuss, among other things, the engagement of a financial advisor and the recent discussions with Party B, Party C, and REGENXBIO. Members of management and representatives of Goodwin were present. Dr. Jenkins reported on her discussion with REGENXBIO and management reported on their discussions with Party B and Party C. The Board considered whether Dimension should continue to engage with Party B, Party C, REGENXBIO, and/or other potential parties to determine whether any such parties would be interested in a potential business combination transaction with Dimension. The Board also authorized management to continue discussions with Party B, Party C, and REGENXBIO regarding a possible business combination transaction.

At the meeting, management also reported on their meetings with the two investment bank candidates. The Board discussed the advisability of engaging a financial advisor to assist the Board in evaluating the recent expressions of interest and Dimension’s future prospects. Following discussion, the Board determined to engage MTS as Dimension’s financial advisor to assist the Board in its evaluation of a business combination transaction and other strategic alternatives. The Board authorized management with oversight from the Strategic Committee to finalize a customary engagement letter with MTS, which was subsequently executed by Dimension and MTS on June 13, 2017.

On May 25, 2017, REGENXBIO sent an unsolicited, non-binding indication of interest letter, dated May 24, 2017, to Dimension indicating that REGENXBIO would be interested in acquiring Dimension in a stock-for-stock transaction, valuing the Shares at $1.85 per share payable in shares of REGENXBIO common stock, an approximate 50% premium to Dimension’s closing price on May 24, 2017. The letter also indicated that the proposal was subject to due diligence and requested exclusivity between the parties for 30 days. The closing price of Dimension common stock on May 24, 2017 was $1.23 per Share.

On May 25, 2017, following Dimension’s annual stockholder meeting, the Board held a regularly scheduled meeting and discussed and reviewed a three-year business plan prepared by management, including the challenges in executing such plan given the outcome of the DTX101 trial and the terminated sale process, and discussed that a significant reduction in workforce likely would be required if Dimension were to remain independent in order to avoid a significant liquidity issue beginning in the first quarter of 2018. The Board requested that management refine the business plan as the Board concurrently evaluated potential strategic alternatives available to Dimension.

In addition, the Board devoted a portion of the meeting to a discussion of strategic alternatives. Members of management and representatives of MTS and Goodwin were present. Management provided an update on recent discussions with Party B, Party C, and REGENXBIO. Representatives of MTS gave their preliminary views on Dimension’s general strategic position, the indications of interest received, and the various strategies and methods by which the Board might seek to maximize stockholder value in the event the Board chose to explore a business combination transaction. The Board discussed various strategic alternatives available to Dimension in light of the outcomes of the DTX101 trial and recently terminated sale process that could potentially enhance stockholder value, including different types of business combination transactions such as a “merger of equals,” a stock-for-stock transaction, a “reverse merger” transaction, raising additional capital, and continued execution of Dimension’s strategy as a standalone company. Following discussion, the Board concluded that, given the challenges faced by Dimension and recent expressions of interest, privately soliciting interest in a potential business combination transaction from a limited number of potentially interested companies could lead to an opportunity to enhance stockholder value.

Representatives of MTS reviewed with the Board a list of six companies. These companies consisted of Party B, Party C, REGENXBIO, two publicly traded biopharmaceutical companies (“Party D” and “Party E”), and one privately held biopharmaceutical company. The companies were selected based on the review of numerous factors by the directors and management, including each company’s potential interest in a business combination with Dimension given such company’s industry position and perceived strategic priorities; the complimentary nature of such company’s programs, technology and manufacturing capabilities; such company’s financial resources and management team; the risk of potential leaks in engaging with such company; and such company’s experience in completing similar transactions. The Board approved the five publicly traded companies discussed at the meeting and determined that MTS should contact each of those five companies on a confidential basis to gauge its interest in a potential business combination with Dimension. Representatives of MTS informed the Board that MTS had no conflicts with respect to these parties as, among other reasons, it had not performed any engaged services or received compensation from any of these parties in the last two years. The Board also again considered Party A’s March 15, 2017 indication of interest and whether to include Party A in the strategic process at this time. Because the Board did not believe that a transaction with Party A would fully meet the criteria used to select the other six parties discussed at the meeting, the Board concluded not to contact Party A at this time. Representatives of MTS then discussed with the Board its views on the overall timetable for the strategic process, the materials that would be provided to bidders and at what stages, and other related matters.

During the period from May 26 through July 6, 2017, at the direction of the Board, representatives of MTS contacted and had discussions with the five publicly traded companies discussed by the Board at the May 25, 2017 meeting and with one additional publicly traded biopharmaceutical company that contacted MTS on an unsolicited basis (“Party F”). Each of these six companies entered into mutual confidentiality agreements with Dimension, all of which included reciprocal standstill provisions. REGENXBIO and Dimension entered into such an agreement on June 2, 2017. In the cases of Party B and Party C, these agreements superseded their previous executed confidentiality agreements with Dimension. Under the mutual confidentiality agreements with Party B, Party C, Party E, and REGENXBIO, the standstill obligations automatically terminated upon Dimension’s entry into a merger agreement. The mutual confidentiality agreements with Party D and Party F allowed each of them to make confidential proposals to Dimension at any time following Dimension’s entry into a merger agreement. Each of these six companies were provided access to an online data room containing nonpublic information regarding Dimension and each of the companies other than Party E attended a management presentation conducted by members of Dimension management and attended by representatives of MTS (REGENXBIO’s occurred on June 5, 2017). Following these management presentations, members of Dimension management and representatives of MTS participated in follow-up diligence sessions with each of these companies and their respective advisors (other than Party F). During this period, each of Party B, Party C, Party D and REGENXBIO also provided Dimension with due diligence information. Also during this period, at the direction of the Strategic Committee, representatives of MTS and Dimension’s management contacted one additional party each, both of which declined interest.

On June 1, June 8, June 15, June 22, June 29, and July 6, 2017, the Strategic Committee held meetings to receive updates on the strategic process. Members of management and representatives of Goodwin were present and representatives of MTS joined when requested. Members of management and representatives of MTS provided updates regarding the discussions with the six companies and their perceived levels of interest. At the June 22, 2017 meeting, the Strategic Committee approved requesting initial non-binding indications of interest from the six companies by July 6, 2017.

On June 23, 2017, representatives of MTS distributed an initial bid instruction letter on behalf of Dimension to the six companies. The letter indicated a deadline for submitting preliminary non-binding indications of interest by July 6, 2017.

On June 26, 2017, the Board held a meeting. Members of management and representatives of Goodwin were present. Members of management provided an update on the DTX301 program for OTC deficiency and plans to announce the reprioritization of Dimension’s operations and workforce reductions. Members of management also reviewed with the Board a near-term cash preservation plan developed in connection with the reprioritization.

On June 27, 2017, Dimension publicly announced updates to its corporate priorities.

On July 5, 2017, Party F informed representatives of MTS that it was no longer interested in exploring a potential business combination transaction with Dimension because such a transaction did not align with Party F’s strategic priorities.

Prior to July 6, 2017, Party E informed representatives of MTS that it was still evaluating its interest in a potential business combination transaction with Dimension, but that it did not have the resources available to conduct diligence and submit an indication of interest by the July 6, 2017 deadline. Members of Dimension management with representatives of MTS present, participated in follow-up diligence sessions with Party E through August 2, 2017.

On July 6, 2017, Dimension received written non-binding preliminary indications of interest from Party B, Party C, Party D, and REGENXBIO. The four indications of interest were each subject to satisfactory completion of due diligence, among other conditions. Each of these indications of interest provided for a stock-for-stock acquisition of Dimension and included the following implied value per Share (based on closing prices on July 6, 2017) and key terms, among others:

Party B indicated an implied price of $1.41 per Share.

Party C indicated an implied price of $1.40 per Share plus a contingent value right of up to an aggregate of $15 million upon the completion of certain clinical trial milestones.

Party D indicated an implied price of $1.46 per Share.

REGENXBIO indicated a price of $1.85 per Share with an implied exchange ratio of 0.0914, and Dimension stockholders would own approximately 6.3% of the pro forma equity in the combined company.

The closing price of Dimension common stock on July 6, 2017 was $1.30 per Share.

On July 12, 2017, the Board held a meeting to receive an update on the strategic process. Members of management and representatives of MTS and Goodwin were present. The Board, with the assistance of representatives of MTS, discussed the four preliminary indications of interest received by the July 6, 2017 deadline. Representatives of MTS discussed preliminary financial matters regarding the proposals, including with respect to each bidder on a standalone basis and a combined basis with Dimension. Management discussed the initial results of their due diligence review of each of the four companies. The Board and management reviewed the possibility of a business combination with each of the companies, including strategic fit, long term growth platform, short and long term financial benefits, cultural fit and views of the strengths of the various companies, and other factors affecting whether to invite such companies to the next phase of the strategic process. Representatives of Goodwin reviewed with the Board its fiduciary duties in the context of evaluating the preliminary indications of interest in the context of a possible business combination involving Dimension. Representatives of Goodwin also discussed the Board’s discretion in determining whether and how to pursue a business combination transaction.

Although the Board believed that the preliminary indications of interest received by July 6, 2017 were in a range that would provide substantial value to Dimension stockholders, the Board discussed how best to further enhance stockholder value through the next phase of the strategic process. Following this discussion, because Party B had submitted a proposal that was lower than the others, the Board determined not to continue engagement with Party B at that time and directed MTS to advance Party C, Party D, and REGENXBIO to the next phase of the strategic process and to encourage them to increase their respective implied offer prices. Representatives of MTS discussed with the Board the expected timetable for these companies and Dimension to conduct confirmatory diligence and submit proposals in the next phase of the strategic process. The Board directed MTS to set a second round bid deadline of August 1, 2017. Representatives of Goodwin reviewed with the Board the material terms of a draft merger agreement to be provided to the companies participating in the next phase of the process. At the meeting, the Board also directed management to update Dimension’s long-term plan for consideration with the revised proposals and any other strategic alternatives to be considered. The Board also considered whether to contact financial sponsors as part of the strategic process, and concluded that the pre-revenue profile of Dimension was inconsistent with the type of acquisition targets pursued by financial sponsors.

On July 13, 2017, a representative of MTS informed Party B that the Board deemed its July 6 indication of interest as insufficient as to value.

On July 13, 2017, representatives of MTS sent bid process letters to Party C, Party D, and REGENXBIO, which, at the direction of the Board, set a second round bid deadline of August 1, 2017 and requested marked drafts of Dimension’s proposed form of merger agreement by the same date.

On July 17, 2017, Party C, Party D, and REGENXBIO were provided a draft merger agreement on behalf of Dimension. The draft merger agreement contemplated, among other things, a stock-for-stock transaction at a fixed exchange ratio, assumption of all Dimension equity awards by the buyer, and a company termination fee equal to 2.5% of transaction equity value.

During the remainder of July 2017, representatives of Dimension and the bidders continued in mutual due diligence investigations, which included meetings, conference calls, and review of materials in electronic data rooms.

On July 20, 2017, the Strategic Committee held a meeting to receive an update on the strategic process. Members of management and representatives of Goodwin were present. Management provided an update on the developments in the strategic process since the last Board meeting. Management also provided an update on its work on the updated long-term plan.

On July 24, 2017, Dimension publicly announced that its then-chief financial officer would depart from Dimension on July 28, 2017 to pursue other opportunities.

On July 27, 2017, the Strategic Committee held a meeting to receive an update on the strategic process. Members of management and representatives of Goodwin were present. Members of management provided an update on the discussions with the companies and management’s reverse due diligence review of the companies. Management also provided an update on the timing for the Board to review revisions to the Dimension long-term plan. The Strategic Committee also discussed the possibility of raising additional capital from investors and decided to discuss it at an upcoming Board meeting.

On July 27, 2017, Party C informed representatives of MTS that after further internal consideration, a business combination with Dimension would not be a strategic fit for it, and therefore it was no longer interested in participating in the strategic process and would not be submitting a second round bid.

On July 28, 2017, Party D informed representatives of MTS that because of other internal corporate priorities, it was no longer interested in participating in the strategic process and that it would not be submitting a second round bid.

On July 31, 2017, the Board held a meeting to review Dimension’s long-term plan, which was provided to the Board in advance of the meeting. At the meeting, management presented its long-term financial forecasts reflected in the long-term plan (which are summarized below under the section entitled “—Certain Prospective Financial Information”). The Board discussed the risks, challenges, and strategic opportunities facing REGENXBIO in the context of the long-term plan. Following discussion and questions of management on the assumptions on which the plan was based, the Board approved the long-term plan.

Also on July 31, 2017, Party B sent an unsolicited revised written proposal to Dimension, which indicated a stock-for-stock offer of newly issued shares of Party B common stock at an implied price of $2.57 per Share (based on the closing prices of August 1, 2017). The closing price of Dimension common stock on July 31, 2017 was $1.40 per Share.

On August 1, 2017 the Board held a meeting to discuss, among other things, the advisability of raising additional capital. Members of management and representatives of MTS and Goodwin were present. Representatives of MTS reviewed with the Board certain financial information regarding potential equity financing of Dimension at a premium to its market capitalization. The Board discussed the advisability of raising additional capital and related matters, including the corresponding significant dilution as to Dimension’s existing stockholders that would result from an equity financing and potential timing considerations. The Board believed that existing key Dimension stockholders were the most likely to be potentially interested in pursuing an equity financing of Dimension. After deliberation, the Board determined to defer further discussion regarding raising additional capital and to reserve it as an alternative pending the outcome of the current strategic process.

Later in the day, the Board held another meeting to discuss the revised proposal from Party B. Members of management and representatives of MTS and Goodwin were present. The Board decided to defer further consideration of Party B’s revised proposal until after receiving the anticipated revised proposal from REGENXBIO.

On August 1, 2017, prior to the deadline for submitting second round bids, at the direction of Dimension’s management, representatives of MTS informed representatives of REGENXBIO’s financial advisor, Morgan Stanley, that Dimension had received an unsolicited revised proposal from another party that was nominally higher in value than REGENXBIO’s previous proposal and that that the Board would meet on August 9, 2017 to consider final bids.

Later on August 1, 2017, REGENXBIO submitted a revised written proposal to acquire Dimension at an unchanged price of $1.85 per share with an implied exchange ratio of 0.1005, and indicating that Dimension stockholders would own approximately 7.2% of the pro forma equity in the combined company. REGENXBIO’s outside counsel provided a revised draft of the merger agreement, which among other things, increased the company termination fee to 4% of transaction equity value, canceled all Dimension equity awards upon closing and revised the definition of material adverse effect. The closing price of Dimension common stock on that day was $1.42 per Share.

On August 2, 2017, Party E informed representatives of MTS that it was no longer interested in exploring a potential business combination transaction with Dimension in light of its revised views following its diligence on Dimension.

On August 2, 2017, Party B was provided the draft merger agreement on behalf of Dimension and representatives of MTS instructed Party B to provide a revised draft of the merger agreement by August 7, 2017.

On August 3, 2017, the Strategic Committee held a meeting to receive an update on the strategic process. Members of management and representatives of MTS and Goodwin were present. Representatives of MTS reviewed preliminary financial information regarding the revised proposals from Party B and REGENXBIO. At REGENXBIO’s request, the president and chief executive officer of REGENXBIO, and the chairman of the

REGENXBIO board of directors, joined for a portion of the meeting. The representatives of REGENXBIO presented to the Strategic Committee, among other matters, their vision for a potential combined company and responded to questions from the Strategic Committee.

On August 7, 2017, the Strategic Committee held a meeting. Members of management and representatives of MTS and Goodwin were present. At the invitation of the Strategic Committee, the chief executive officer of Party B and other representatives of Party B joined for a portion of the meeting and presented to the Strategic Committee, among other matters, their vision for a potential combined company and responded to questions from the Strategic Committee.

On August 7, 2017, REGENXBIO submitted a revised written proposal to acquire Dimension at a price of $2.10 per share with an implied exchange ratio of 0.1132, and indication that Dimension stockholders would own approximately 8% of the pro forma equity in the combined company. The closing price of Dimension common stock on that day was $1.40 per Share.

On August 7, 2017, Party B’s outside counsel provided a revised draft of the merger agreement to Dimension.

On August 8, 2017, Dimension reported financial results for the second quarter ended June 30, 2017, and reported that substantial doubt was deemed to exist about Dimension’s ability to continue as a going concern.

On August 8, 2017, Dr. Gemayel had a call with Party B’s chief executive officer and generally discussed the status of Party B’s interest in a business combination transaction with Dimension and the discussions between the parties and their respective representatives. The conversation did not result in any specific proposals.

On August 9, 2017, the Board held a meeting to receive an update on the strategic process. Members of management and representatives of MTS and Goodwin were present. The Board, with the assistance of MTS, discussed the revised proposals received from Party B on July 31, 2017 and REGENXBIO on August 7, 2017, which represented an implied price of $2.52 and $2.10 per Share, respectively (based on closing prices of August 7, 2017). Representatives of MTS also reviewed with the Board preliminary financial information with respect to each of the two revised proposals and preliminary financial analyses with respect to Dimension based on the Projections. Members of management discussed with the Board management’s reverse due diligence review of each of Party B and REGENXBIO, which was substantially complete. Representatives of Goodwin reviewed with the Board its fiduciary duties. Representatives of Goodwin also reviewed with the Board key execution risks associated with each of the two proposals and the material open points on the latest drafts of the merger agreements received from each of the two parties.

Although the Board believed that the revised proposals received from Party B on July 31, 2017 and REGENXBIO on August 7, 2017 were in a range that would provide substantial value to Dimension stockholders, particularly given the risk and uncertainty associated with execution of Dimension’s long-term plan, the Board discussed how best to further enhance stockholder value by encouraging each of Party B and REGENXBIO to increase their implied exchange ratio and submit a final revised proposal. Following these discussions, the Board instructed MTS to request that Party B and REGENXBIO each submit a best and final revised offer by August 14, 2017 for the Board to consider and potentially select a party with which to expeditiously finalize terms of a transaction. Following the meeting, representatives of MTS communicated this to each of Party B and REGENXBIO. The independent directors of the Board, consisting of all of the directors other than Dr. Jenkins, Dimension’s chief executive officer, then met in executive session and continued discussions. Representatives of Goodwin were present. The independent directors are Alan Colowick, Michael Dybbs, Georges Gemayel, George Migausky, Arlene Morris and John Hohneker. The independent directors discussed the merits of the different proposals.

On August 9, 2017, Goodwin provided a revised draft of the merger agreement to Party B and REGENXBIO.

On August 10, 2017, representatives of MTS sent bid process letters to Party B and REGENXBIO, which, at the direction of the Board, set a final bid deadline of August 14, 2017.

On August 10, 2017, Dr. Jenkins had a previously scheduled meeting with a representative of one of Dimension’s large stockholders (“Stockholder 1”), to discuss the general status of Dimension following the announcement of its quarterly financing results. During this meeting the representative of Stockholder 1 inquired as to whether Dimension was considering a capital raise financing. Dr. Jenkins informed the representative of Stockholder 1 that while she could not comment on Dimension’s nonpublic plans, the Board was looking at all strategic alternatives available to Dimension and that she would report Stockholder 1’s interest to the Board.

On August 11, 2017, the Strategic Committee held a meeting to discuss, among other things, a potential equity financing transaction. Members of management and representatives of Goodwin were present. Dr. Jenkins reported on her discussion with Stockholder 1. The Strategic Committee again discussed the advisability of raising additional capital and related matters, including the corresponding significant dilution as to Dimension’s existing stockholders that would result from an equity financing and potential timing considerations and that any potential equity investors would need to be made aware of Dimension’s current strategic process. The Strategic Committee believed that Stockholder 1 and other key Dimension stockholders who in the past had expressed an interest in providing equity financing were the most likely to be potentially interested in pursuing an equity financing of Dimension. After deliberation, the Strategic Committee authorized management to engage in confidential discussions with Stockholder 1 regarding its possible interest in an equity financing of Dimension and to inform Stockholder 1 of the strategic process, and to report to the Board with updates. The Strategic Committee also discussed the advisability of engaging a financial advisor to assist the Board in evaluating any potential equity financing proposals and authorized management to discuss with MTS its engagement as Dimension’s financial advisor to assist the Board in its evaluation of any potential equity financing proposal that it might receive.

On August 11, 2017, Dr. Jenkins had a call with the chairman of the board of Party B and generally discussed the status of discussions between the parties and their respective representatives. The conversation did not result in any additional proposals. Also on that day, representatives of Goodwin had a call with Party B’s outside counsel to discuss material open items on the merger agreement.

On August 14, 2017, Party B and REGENXBIO each presented revised non-binding written proposals. Party B’s revised proposal indicated an implied price of $2.27 per Share (based on closing prices of August 14, 2017), and Dimension stockholders would own approximately 16.5% of the pro forma equity in the combined company. REGENXBIO’s revised proposal indicated an implied price of $2.36 per Share (based on closing prices of August 14, 2017) with an implied exchange ratio of 0.1132, and Dimension stockholders would own approximately 8% of the pro forma equity in the combined company. Party B and REGENXBIO also each provided a revised draft of the draft merger agreement with their revised proposals. The closing price of Dimension common stock on August 14, 2017 was $1.25 per Share.

On August 15, 2017, Dr. Jenkins and Dimension’s chief operating officer, Mary T. Thistle, had a call with representatives of Stockholder 1 to discuss Stockholder 1’s possible interest in an equity financing of Dimension. As part of this discussion, Stockholder 1 was provided with certain limited nonpublic information regarding Dimension under a confidentiality agreement. Representatives of Stockholder 1 indicated that it may have interest in leading or participating in a possible equity financing of Dimension, but that it would need additional time to consider and formulate a proposal. Representatives of Dimension indicated that the strategic process was expected to conclude shortly and that Stockholder 1 would have to act quickly if it wanted to submit a financing proposal.

On August 15, 2017, the Board held a meeting to discuss, among other things, the strategic process. Members of management and representatives of MTS and Goodwin were present. Dr. Jenkins provided an update regarding the discussion with Stockholder 1 regarding a possible equity financing of Dimension. Representatives of Goodwin reviewed the Board’s fiduciary duties. Representatives of MTS updated the Board as to the revised proposals received from Party B and REGENXBIO and the related discussions that representatives of MTS had with each of the parties. Representatives of MTS also reviewed with the Board preliminary financial information with respect to each of REGENXBIO and Party B and preliminary financial analysis with respect to REGENXBIO based on Dimension’s long-term plan approved by the Board on July 31, 2017 (as more fully described below under the section entitled “—Certain Prospective Financial Information”). Management also reviewed with the Board its preference for a business combination transaction with REGENXBIO as compared to Party B because of its strategic fit, the strength of its management team, financial resources, and growth prospects. The Board also reviewed the execution risks and open points associated with each proposal. Following discussion, the Board concluded that REGENXBIO’s August 14, 2017 proposal would provide greater value to Dimension stockholders than the July 31, 2017 proposal received from Party B. Goodwin discussed with the Board the status of the draft merger agreement with REGENXBIO. The Board directed MTS to communicate to Party B that its revised proposal was insufficient and that the Board was focused on a proposal submitted by another party. The Board instructed Goodwin to continue work with REGENXBIO’s counsel in an attempt to resolve the remaining open points in the merger agreement, including having REGENXBIO assume all of the outstanding Dimension equity awards and revising the definition of material adverse effect to expressly exclude effects arising from actions of the Food and Drug Administration, or FDA. The Board also directed the Strategic Committee and management to continue discussions with Stockholder 1 and indicate that Stockholder 1 would need to proceed quickly if it wanted to pursue an equity financing of Dimension. Given the expedited timing, the Board also authorized the Strategic Committee and management to contact certain other key Dimension stockholders who had previously expressed an interest in potentially providing equity financing to Dimension to determine whether any of them would be interested in participating in an equity financing at this time.

Following the meeting, representatives of MTS contacted representatives of Party B as directed, and representatives of Goodwin had a discussion with representatives of REGENXBIO’s counsel regarding certain material open points in the merger agreement as directed. Later in the day, representatives of REGENXBIO’s counsel indicated that REGENXBIO would agree to assume all of the outstanding Dimension equity awards and to expressly exclude from the definition of material adverse effect actions of the FDA.

During the period between August 15 and 18, 2017, as directed by the Board, members of management engaged in separate discussions with three of Dimension’s large stockholders (in addition to Stockholder 1) who had previously expressed an interest in potentially providing equity financing to Dimension to determine their interest in participating in a possible equity financing of Dimension. Two such stockholders declined interest in participating in an equity financing of Dimension. One such stockholder (“Stockholder 2”), was provided with certain limited nonpublic information regarding Dimension and the strategic process and indicated an interest in a possible equity financing of Dimension, potentially in conjunction with one or more Dimension stockholders.

On August 16, 2017, Goodwin provided a revised draft of the merger agreement and proposed draft of the voting agreement to REGENXBIO’s counsel.

On August 17, 2017, Party B presented an unsolicited revised non-binding written proposal that indicated an implied price of $3.09 per Share (based on closing prices of August 17, 2017), and Dimension stockholders would own approximately 19% of the pro forma equity in the combined company. The closing price of Dimension common stock on that day was $1.23 per Share.

On August 17, 2017, Dr. Gemayel had a call with representatives of Stockholder 2 to discuss a possible equity financing of Dimension. Stockholder 2 indicated that it would need more time to consider whether it would be interested in participating in a financing transaction, potentially in conjunction with one or more other Dimension stockholders. Stockholder 2 also indicated that it would not support a business combination transaction unless Dimension contacted additional companies to determine whether any of them would make a proposal for a business combination with Dimension. Dr. Gemayel indicated that that he would report this to the Board.

On August 17, 2017, the Board held a meeting. Members of management and representatives of MTS and Goodwin were present. Representatives of MTS discussed with the Board certain financial aspects of Party B’s August 17 revised proposal and REGENXBIO’s August 14 revised proposal. Representatives of MTS reported that Party B’s financial advisor had indicated to MTS that this was Party B’s best and final offer and that Party B was prepared to move expeditiously to negotiate and sign a definitive merger agreement.

Dr. Gemayel reported on the discussion with Stockholder 2. The Board discussed Stockholder 2’s condition for supporting a business combination transaction was that Dimension contact additional companies. The Board again discussed that it did not view Party A as having compelling synergies and did not view a possible business combination with Party A to be as compelling as a potential business combination with either Party B or REGENXBIO. The Board concluded that although it believed that it had run a robust process and did not want to lose the offers it had in hand from Party B and REGENXBIO, that because it would be important to have Stockholder 2 support a business combination transaction if the Board determined it was in the best interest of all Dimension stockholders, it was advisable for Dimension to contact Party A. The Board directed management and its advisors to contact Party A and engage in discussions to determine whether Party A would be interested in making a proposal for a business combination transaction with Dimension, and if so, to indicate that it would have to move quickly. The Board also directed MTS to inform REGENXBIO that Dimension had received an unsolicited revised proposal from a third party at an implied value greater than REGENXBIO’s August 14 revised proposal, that a significant Dimension stockholder (Stockholder 2) had demanded that Dimension contact additional companies regarding interest in a business combination transaction with Dimension and that certain key Dimension stockholders had indicated that they were considering whether to make a proposal for a significant equity financing of Dimension.

Following the meeting, representatives of MTS contacted Party A and indicated, as directed by the Board, that Dimension was close to potentially executing a business combination transaction with a third party and that if Party A was interested in making a proposal for a business combination with Dimension it should proceed quickly, and that it may only have one opportunity to make a proposal for the Board to consider. Representatives of MTS also contacted REGENXBIO as directed by the Board.

On August 17, 2017, REGENXBIO’s counsel provided revised drafts of the merger agreement and voting agreement to Goodwin. During the period from August 17 through August 24, 2017, members of management, with representatives of MTS and Goodwin present, participated in follow-up diligence sessions with REGENXBIO and its advisors.

On August 18, 2017, Party A entered into a mutual confidentiality agreement with Dimension that included reciprocal standstill obligations and which superseded the January 20, 2017 confidentiality agreement between the parties. Party A’s standstill obligations under the mutual confidentiality agreement allowed Party A to make confidential proposals to Dimension at any time following Dimension’s entry into a merger agreement. On that day, Party A was provided access to an online data room containing nonpublic information regarding Dimension and a draft merger agreement, which Party A was requested to mark-up and submit with its proposal.

On August 18, 2017, Dr. Jenkins had a discussion with the chief executive officer of REGENXBIO and generally discussed the status of discussions between the parties and their respective representatives. The conversation did not result in any additional proposals.

On August 21, 2017, representatives of Party A and its advisors attended a management presentation conducted by members of Dimension management and attended by representatives of MTS. Following the management presentation, members of management with representatives of MTS and Goodwin present, participated in follow-up diligence sessions with Party A and its advisors.

On August 21, 2017, Dr. Gemayel, Dr. Jenkins and Ms. Thistle had a call with representatives of Stockholder 1 and Stockholder 2 to discuss a potential equity financing proposal. During this discussion, the stockholders indicated that while they had not yet decided whether one or both of them would make an equity financing proposal, they requested that Dimension contact certain additional companies to determine whether any would be interested in making a proposal for a business combination with Dimension, which Dimension understood needed to be accomplished in order for each of the stockholders to support a transaction with either Party B or REGENXBIO. Representatives of Dimension indicated that they would report this request to the Board, and that if the stockholders wanted to make a proposal to the Board for an equity financing they should do so as expeditiously as possible. Following this discussion, representatives of Stockholder 2 provided Dimension management a list of additional companies that they wanted Dimension to contact.

On August 21, 2017, the Strategic Committee held a meeting to receive an update on the strategic process. Members of management and representatives of MTS and Goodwin were present. Management provided an update on the recent discussions with the key Dimension stockholders. Representatives of MTS provided an update on the recent discussions with REGENXBIO. The Board discussed the request by Stockholder 1 and Stockholder 2 that Dimension contact additional companies before entering into a business combination transaction with REGENXBIO or Party B. The Board discussed that it did not view any of the companies on the list provided by Stockholder 1 and Stockholder 2 as likely to be interested in a business combination transaction with Dimension and that eight of such companies were contacted on behalf of Dimension in the sale process in March through April 2017 and had declined interest at that time. The Board concluded that although it believed that it had run a robust strategic process and did not want to lose the offers it had in hand from Party B and REGENXBIO, because it would be important to have Stockholder 1 and Stockholder 2 support a business combination transaction if the Board determined it was in the best interest of all of the stockholders, it was advisable for Dimension to contact the additional companies. The Board directed management and its advisors to contact 12 additional companies to determine whether any of them would be interested in making a proposal for a business combination transaction with Dimension. The Board also discussed the risk that REGENXBIO could withdraw from the process if it was extended for a prolonged period. The Board also directed MTS to confirm with Party B that its August 17 revised proposal was its best and final offer.

During the period of August 21 through August 23, 2017, representatives of management contacted the 12 companies as directed by the Board. All of these companies declined an interest in exploring a business combination transaction with Dimension. Each of these companies indicated that that it was not interested in pursuing a potential business combination with Dimension at that time for one or more reasons, including because they did not view sufficient value or synergies in Dimension’s current products and pipeline product candidates to justify a premium to Dimension’s publicly traded valuation or because other factors in their business precluded them from engaging with Dimension at that time.

On August 22, 2017, Party A informed representatives of MTS that Party A expected to submit a business combination proposal along with an issues list regarding the merger agreement by the following morning. Representatives of MTS reiterated that Party A should make its best and final proposal given that Dimension was prepared to expeditiously execute a merger agreement with another party.

On August 22, 2017, the Strategic Committee held a meeting. Members of management and representatives of MTS and Goodwin were present. Management provided an update on their outreach to the additional companies contacted at the request of Stockholder 1 and Stockholder 2, which at that time was substantially complete. Representatives of MTS provided an update on the recent discussions with Party A. Management updated the Strategic Committee on recent employee attrition as a result of Dimension’s reprioritization and general uncertainty. The Strategic Committee discussed how to sequence steps of completing the outreach to additional companies, confirming whether Stockholder 1 and Stockholder 2 would support a business combination transaction and whether they planned to submit a proposal for an equity financing. The Strategic Committee directed MTS to contact REGENXBIO and indicate that Dimension would need an additional one to two days to conclude its strategic process. Following the meeting, representatives of MTS communicated this to REGENXBIO.

Later on August 22, 2017, REGENXBIO presented a revised non-binding written proposal that indicated an implied price of $3.25 per Share (based on closing prices of August 22, 2017), an implied exchange ratio of 0.1573 REGENXBIO share for each Dimension share, and an approximate 170% premium to the closing price of Dimension common stock that day, and Dimension stockholders would own approximately 10.9% of the pro forma equity in the combined company. The proposal provided that it would expire at 5:00 P.M. on August 23, 2017 unless by that time REGENXBIO and Dimension had executed the merger agreement. A draft press release announcing the transaction accompanied the proposal. The closing price of Dimension common stock on that day was $1.20 per Share.

Following receipt of REGENXBIO’s proposal on August 22, 2017, the Strategic Committee held a meeting. Representatives of MTS provided an update on recent discussions with Party A, Party B, and REGENXBIO, including that Party B had confirmed that its last proposal was its best and final. The Strategic Committee discussed that while REGENXBIO had increased its proposal it had required acceptance by following day at 5:00 P.M., but that to satisfy Stockholder 1 and Stockholder 2, Dimension had to wait to receive Party A’s proposal which was expected the following morning.

On August 23, 2017, Party A presented a preliminary non-binding written proposal that indicated an implied price of $3.20 per Share (based on closing prices of August 22, 2017), plus a non-tradeable cash contingent value right of aggregate of $15 million subject to receipt of the $10 million milestone payment from Bayer, which would potentially provide Dimension stockholders an additional $0.57 per Share. The proposal was subject to satisfactory completion of due diligence, among other conditions. Party A did not submit a mark-up of the merger agreement with its proposal nor any issues list regarding the merger agreement.

On August 23, 2017, at the direction of the Strategic Committee, Dr. Gemayel, Dr. Jenkins, and Ms. Thistle had a call with representatives of Stockholder 1 and Stockholder 2. Representatives of Dimension provided an update on the outreach to the additional parties. Representatives of each of Stockholder 1 and Stockholder 2 indicated that each of them were satisfied with the results of the outreach, and that each of them viewed a potential equity financing as a secondary strategy for Dimension and that each of them would likely support a business combination transaction if the Board were to approve one.

On August 23, 2017, the Board held a meeting to discuss the strategic process. Members of management and representatives of MTS and Goodwin were present. Representatives of MTS reviewed with the Board the latest discussions with each of the parties. Representatives of MTS discussed with the Board certain financial aspects of the latest proposals from each of the parties, including the per share implied values of the proposals based on the closing prices of August 22, 2017, which consisted of Party B proposing $2.98 per Share, REGENXBIO proposing $3.25 per Share and Party A proposing $3.20 per Share upfront plus potentially an additional $0.57 per Share in contingent value rights. Members of management provided an update on the outreach to the additional companies which was completed with all companies declining interest. Dr. Gemayel reported on the recent discussions with Stockholder 1 and Stockholder 2. The Board also discussed that (1) although Party A’s proposal was nominally the highest in potential total value based on various current trading prices, Party A was in the early stages of discussing a possible business combination transaction with Dimension, and although it had been in considering a potential transaction with Dimension for several months, it had not conducted a thorough diligence review nor submitted a mark-up of the merger agreement, among other execution risks, (2) REGENXBIO had presented a fully diligenced and complete revised proposal and that REGENXBIO could withdraw from the process if the Board did not accept its proposal by the stated deadline and (3) if the strategic process was going to be prolonged, it should be reconfirmed whether Party B’s August 17 revised proposal was its best and final offer. After consideration of these issues, the Board instructed management and its advisors to continue discussions with REGENXBIO regarding its proposal, including seeking a higher price from REGENXBIO and for Dr. Gemayel to contact the chairman of the board of directors of REGENXBIO to inform him that another party had submitted a preliminary proposal with potentially greater value than REGENXBIO’s latest proposal. The Board also instructed MTS to contact Party A and encourage them to expedite completion of diligence and submit a mark-up of the merger agreement to meet the proposed timing of finalizing and executing a merger agreement by August 28, 2017. The Board also directed MTS to contact Party B to reconfirm whether its August 17 revised proposal was its best and final offer.

Following the meeting, Dr. Gemayel contacted the chairman of the board of directors of REGENXBIO as directed and requested an extension of REGENXBIO’s 5:00 P.M. deadline. The chairman of the board of directors of REGENXBIO indicated that he would discuss with REGENXBIO board of directors. Later that day, after 5:00 P.M., representatives of REGENXBIO’s counsel, on behalf of REGENXBIO, notified representatives of Goodwin, on behalf of Dimension, of the expiration of REGENXBIO’s August 22, 2017 proposal.

Also following the meeting, representatives of MTS contacted Party A’s financial advisor and informed them that Party A would need to expeditiously complete reciprocal diligence and submit a mark-up of the merger agreement and move quickly to sign a merger agreement by August 28, 2017.

Later that evening, the Board held a meeting. Members of management and representatives of MTS and Goodwin were present. Dr. Gemayel reported on his discussion with the chairman of the board of directors of REGENXBIO. Representatives of MTS provided an update on the latest discussions with Party A. The Board discussed that REGENXBIO’s August 22, 2017 proposal had expired and as a result, it was advisable to move expeditiously to execute a merger agreement with Party A. The Board directed management and its advisors to continue discussions with Party A and attempt to expeditiously negotiate and finalize a merger agreement with Party A, and in any event by August 28, 2017.

On August 24, 2017, although Party A was believed to have been considering a business combination transaction with Dimension for several months, Party A informed MTS that in light of its revised views on Dimension’s manufacturing platform and other meaningful diligence issues, it would need an additional week to submit a revised proposal and a revised merger agreement. Party A also indicated that it would not be able to meet Dimension’s proposed timing for expeditiously negotiating and finalizing a merger agreement and that it had stopped work on the potential transaction. Representatives of MTS indicated that they would communicate this to the Board.

On August 24, 2017, the Strategic Committee held a meeting to discuss the strategic process. Members of management and representatives of MTS and Goodwin were present. Representatives of MTS provided an update on the latest discussion with the parties. The Strategic Committee directed Dr. Gemayel to contact the chairman of the board of directors of REGENXBIO in attempt to have REGENXBIO reinstate its August 22, 2017 revised proposal. The Strategic Committee also directed Dr. Gemayel and management to contact Stockholder 1 and Stockholder 2 to confirm that they would support a business combination transaction with REGENXBIO at an implied price of at least $3.25 per Share.

Following the meeting, Dr. Gemayel contacted the chairman of the board of REGENXBIO as directed. The chairman of the board of REGENXBIO indicated that he would discuss the matter with REGENXBIO board of directors. Ms. Thistle also had separate calls with each of Stockholder 1 and Stockholder 2 who separately each confirmed that they would support a business combination with REGENXBIO if it were to reinstate its proposal of an implied price of $3.25 per Share (based on the closing prices of August 22, 2017).

Later on August 24, 2017, after the stock market closed, the Board held a meeting. Members of management and representatives of MTS and Goodwin were present. Representatives of MTS provided an update on the latest discussions with Party A and Party B, advising the Board that Party B’s financial advisor had indicated to MTS that its August 17 proposal was Party B’s best and final offer and that Party B was prepared to move expeditiously to negotiate and sign a definitive merger agreement. Dr. Gemayel reported on the discussions with the chairman of the board of REGENXBIO and Stockholder 1 and Stockholder 2. During the meeting, Dimension received from REGENXBIO a revised written proposal on identical terms as REGENXBIO’s August 22 proposal, including an implied price of $3.25 per Share (based on the closing prices of REGENXBIO’s shares as of August 22, 2017), with an extended deadline of 7:00 P.M. on August 24, 2017. The closing price of Dimension common stock on that day was $1.20 per Share. The Board considered the most recent transaction negotiations, including the 0.1573 exchange ratio proposed by REGENXBIO which was an implied price of $3.41 per Share based on the closing prices of REGENXBIO’s shares as of August 24, 2017, and its view that, based on positions taken by REGENXBIO, this was the maximum exchange ratio that REGENXBIO would be willing to agree to in the merger, that Party A had withdrawn from the process, and Party B’s latest revised offer was lower than REGENXBIO’s. At the meeting, representatives of MTS presented to the Board MTS’ financial analysis and rendered the oral opinion of MTS Securities, an affiliate of MTS, subsequently confirmed by delivery of a written opinion of MTS Securities dated August 24, 2017, to the Board to the effect that as of August 24, 2017 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of the review set forth in its written opinion, the exchange ratio in connection with the merger, as provided in the merger agreement, was fair, from a financial point of view, to holders (other than REGENXBIO and its affiliates) of the Shares.

Also at the meeting, representatives of Goodwin reviewed the draft merger agreement and provided an update on the proposed terms and conditions. Representatives of Goodwin reviewed the fiduciary duties of the Board in connection with a potential business combination transaction involving Dimension. Representatives of Goodwin provided an overview of the negotiation process to date with REGENXBIO’s representatives, as well as a presentation regarding the terms of the draft merger agreement and the draft voting agreement. The Board also discussed that to date, REGENXBIO had not had, and had not requested to have, discussions with Dimension management or directors regarding their roles, compensation, retention or investment arrangements in connection with the proposed transaction. After further discussing the advantages and risks of the proposed transaction with REGENXBIO and based on the discussions and deliberations at the August 23 and August 24, 2017 Board meetings and after receiving Dimension management’s favorable recommendation of the merger, the Board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement were fair to, and in the best interests of, Dimension and its stockholders, approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, authorized management to execute the merger agreement on behalf of Dimension, directed that the merger agreement be submitted to a vote at a meeting of Dimension stockholders, resolved to recommend that Dimension stockholders vote to approve and adopt the merger agreement and approved and authorized certain related matters.

Later on August 24, 2017, Dimension and REGENXBIO finalized and executed the merger agreement (the “REGENXBIO Merger Agreement”), and the voting agreement.

In the morning of August 25, 2017, before the stock market opened, Dimension and REGENXBIO issued a joint press release publicly announcing their entry into the REGENXBIO Merger Agreement, under which REGENXBIO would acquire Dimension in an all-stock transaction for an implied value of approximately $3.41 per Share at the time of announcement.

In the morning of September 18, 2017, Dr. Kakkis contacted Dr. Jenkins and Dr. Gemayel to inform them that Ultragenyx intended to submit a letter offering to acquire Dimension for $5.50 per Share in cash and that Ultragenyx would be publicly announcing its proposal.

Later in the morning of September 18, 2017, before the stock market opened, Ultragenyx publicly announced that it made an unsolicited, written and non-binding proposal to acquire all of the outstanding Shares at a price per share of $5.50 in cash to be effected via tender offer (the “Ultragenyx September 18 Proposal”). Ultragenyx concurrently submitted the Ultragenyx September 18 Proposal to Dimension. The Ultragenyx September 18 Proposal was subject to, among other things, diligence to be conducted, various closing conditions and regulatory approvals. The Ultragenyx September 18 Proposal was not subject to any financing condition, stated that Ultragenyx would move expeditiously to complete its diligence in a two-week period and included a mark-up of the REGENXBIO Merger Agreement. The Ultragenyx September 18 Proposal included the following modifications to the REGENXBIO Merger Agreement: an all-cash tender offer structure, with the tender offer expiring as soon as 25 business days following Dimension’s entry into a merger agreement with Ultragenyx, a so-called antitrust “hell or high water” covenant obligating Ultragenyx to agree to sell, dispose or divest any assets of Ultragenyx or Dimension necessary in order to secure antitrust approval for the acquisition of Dimension and modification of the definition of material adverse effect in the REGENXBIO Merger Agreement such that Ultragenyx would bear any risk related to clinical data resulting from Dimension’s ongoing trials.

Ultragenyx’s chief executive officer and president, Dr. Emil D. Kakkis, has served as a scientific advisor to Dimension since 2013. In this role, from time to time, Dr. Kakkis communicated with senior management of Dimension regarding product and program strategy. However, prior to the announcement by Dimension on August 25, 2017 of its transaction with REGENXBIO, Dr. Kakkis was not informed that Dimension was exploring a sale transaction with potential buyers, and Ultragenyx did not participate in the process conducted by Dimension to explore such a transaction.

On September 18, 2017, Dimension issued a press release confirming receipt of the Ultragenyx September 18 Proposal. Also on September 18, 2017, Dimension provided notice to REGENXBIO of the receipt of the Ultragenyx September 18 Proposal in accordance with the terms of the REGENXBIO Merger Agreement.

On September 18, 2017, Dr. Jenkins and Ms. Thistle spoke and discussed with the chief executive officer of REGENEXBIO considerations relevant to REGENXBIO’s expected financial performance in view of the stock consideration being offered under the merger agreement with REGENXBIO.

On September 18, 2017, the Board held a meeting to discuss the Ultragenyx September 18 Proposal. Members of management and representatives of MTS and Goodwin were present. Representatives of Goodwin provided a summary of the Ultragenyx September 18 Proposal and the provisions contained in the REGENXBIO Merger Agreement pertinent to the Ultragenyx September 18 Proposal, and a comparison of the Ultragenyx September 18 Proposal to the terms of the REGENXBIO Merger Agreement. Representatives of Goodwin described the specific steps that the Board was permitted to take under the REGENXBIO Merger Agreement in response to the Ultragenyx September 18 Proposal. Representatives of MTS reviewed the terms and conditions of the Ultragenyx September 18 Proposal from a financial point of view, including financial considerations relevant to the proposal. Dimension management provided an update regarding their discussion with the chief executive officer of REGENEXBIO that day. The Board discussed the terms of the Ultragenyx September 18 Proposal, noting, among other things, the certainty of value associated with the payment of cash consideration offered in Ultragenyx’s September 18 Proposal, the current implied price difference between the $5.50 per Share price set forth in the Ultragenyx September 18 Proposal and the 0.1573 exchange ratio set forth in the REGENXBIO Merger Agreement and Ultragenyx’s willingness to reduce closing risk by proposing an all-cash tender offer structure, with the tender offer expiring as soon as 25 business days following Dimension’s entry into a merger agreement with Ultragenyx, Ultragenyx’s willingness to agree to an antitrust “hell or high water” covenant and Ultragenyx’s willingness to modify the definition of material adverse effect such that Ultragenyx would bear any risk related to clinical data resulting from Dimension’s ongoing trials. The Board considered the relative value offered by the Ultragenyx September 18 Proposal and the terms of the REGENXBIO Merger Agreement, considering both price and certainty to closing, and determined in good faith, after consultation with MTS and Goodwin, that the Ultragenyx September 18 Proposal could reasonably be expected to lead to a “Superior Proposal” as defined in the REGENXBIO Merger Agreement. The Board did not, however, determine that the Ultragenyx September 18 Proposal in fact constituted a Superior Proposal under the REGENXBIO Merger Agreement and did not change its recommendation in support of the REGENXBIO merger proposal.

In the morning of September 19, 2017, before the stock market opened, Dimension issued a press release disclosing that the Board had determined in good faith, after consultation with its financial advisor and outside legal counsel, that the Ultragenyx September 18 Proposal could reasonably be expected to lead to a “Superior Proposal” as defined in the REGENXBIO Merger Agreement. In this press release, Dimension further disclosed that under the REGENXBIO Merger Agreement, the Board’s determination allowed Dimension, subject to Ultragenyx’s entry into a customary confidentiality agreement with Dimension, to provide information to and conduct discussions and negotiations with Ultragenyx. The press release further disclosed that the Board had not determined that the Ultragenyx September 18 Proposal in fact constituted a Superior Proposal under the REGENXBIO Merger Agreement and had not changed its recommendation in support of the REGENXBIO merger proposal.

On September 19, 2017, Ultragenyx entered into a customary confidentiality agreement with Dimension. Dimension subsequently commenced discussions regarding a potential transaction with Ultragenyx in accordance with the terms and conditions of the REGENXBIO Merger Agreement, and Ultragenyx was provided access to an online data room containing nonpublic information regarding Dimension.

Between September 19 and September 29, 2017, Goodwin and Ultragenyx’s outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), exchanged various drafts of the proposed Ultragenyx merger agreement and engaged in a number of telephone conferences to discuss unresolved issues between the parties. During the same time period representatives of Dimension conducted diligence sessions with representatives of Ultragenyx.

On September 25, 2017, the Board held a meeting to discuss the status of discussions between Dimension and Ultragenyx regarding the Ultragenyx September 18 Proposal. Members of management and representatives of MTS and Goodwin were present. Dimension management reviewed the discussions between Dimension and Ultragenyx since the last Board meeting on September 18, 2017. Representatives of Goodwin reported on the negotiations that had taken place with Skadden since the last Board meeting on September 18, 2017. Representatives of Goodwin reviewed a summary of the terms of the proposed Ultragenyx merger agreement including a comparison to the terms of the REGENXBIO Merger Agreement.

On September 29, 2017, after the stock market closed, Ultragenyx submitted to Dimension a binding offer to acquire all of the Shares at a price per Share of $6.00 in cash to be effected via tender offer (the “Ultragenyx September 29 Offer”). The Ultragenyx September 29 Offer was identical to the Ultragenyx September 18 Offer other than with regard to price and was not subject to any financing condition, stated that Ultragenyx had completed all of its due diligence on Dimension and included a final version of the merger agreement negotiated between Dimension and Ultragenyx, and which was signed by Ultragenyx. The Ultragenyx September 29 Offer stated that it was legally binding on Ultragenyx, subject to acceptance and execution by Dimension. The Ultragenyx September 29 Offer also provided that Ultragenyx would pay on behalf of or reimburse Dimension the $2,850,000 termination fee due from Dimension to REGENXBIO under the REGENXBIO Merger Agreement upon the termination of the RENGENXBIO Merger Agreement and the execution of the Ultragenyx Merger Agreement. As of September 29, 2017, the implied value of the stock consideration under the REGENXBIO Merger Agreement was approximately $5.18 per Share. On September 30, 2017, Dimension provided notice to the REGENXBIO of the receipt of the Ultragenyx September 29 Offer in accordance with the terms of the REGENXBIO Merger Agreement.

On October 1, 2017, the Board held a meeting to discuss the Ultragenyx September 29 Offer. Members of management and representatives of MTS and Goodwin were present. Dimension management provided an update regarding their diligence discussions with representatives of Ultragenyx since the last Board meeting on September 25, 2017. Representatives of MTS reviewed the terms and conditions of the Ultragenyx September 29 Offer from a financial point of view. Representatives of Goodwin reported on the negotiations that had taken place with Skadden since the Board meeting on September 25, 2017. Representatives of Goodwin led a discussion on the terms of the proposed merger agreement with Ultragenyx and advised the Board regarding the expected timing for execution of a definitive agreement, the public announcement of the transaction and a projected closing timetable if REGENXBIO did not propose changes to the terms of the REGENXBIO Merger Agreement and if the Board were to withdraw its recommendation of the REGENXBIO merger in order to enter into a merger agreement with Ultragenyx based on the Ultragenyx September 29 Offer. Following this discussion, the Board directed Dimension management to provide notice to REGENXBIO of the Board’s intention to withdraw its recommendation of the REGENXBIO merger and approve, recommend, and enter into a definitive agreement with Ultragenyx with respect to a Superior Proposal in accordance with the terms of the REGENXBIO Merger Agreement.

Following the Board meeting on October 1, 2017, Dimension provided notice to REGENXBIO of the Board’s intention to approve, recommend and enter into a definitive agreement with Ultragenyx with respect to a Superior Proposal in accordance with the terms of the REGENXBIO Merger Agreement. Later that evening, REGENXBIO’s counsel informed Goodwin that REGENXBIO would not be proposing any amendments to the terms of the REGENXBIO Merger Agreement, whether related to price or otherwise. Following this discussion, REGENXBIO delivered to Dimension a written waiver of REGENXBIO’s three business day “match” right under the REGENXBIO Merger Agreement.

Later in the evening of October 1, 2017, a representative of Goodwin contacted a representative of Skadden, indicating that the Board had determined that Ultragenyx’s binding offer represented a “Superior Proposal” as contemplated by the REGENXBIO Merger Agreement and that the Board had notified REGENXBIO of the binding offer and determination of the Board as required by the REGENXBIO Merger Agreement, in order to afford REGENXBIO an opportunity for a three business-day period to propose amendments to the REGENXBIO Merger Agreement to enable the Board to maintain its recommendation of a transaction with REGENXBIO. Later that, a representative of Goodwin contacted a representative of Skadden, indicating that REGENXBIO had informed Dimension that it intended to agree in writing to waive its right to propose amendments to the REGENXBIO Merger Agreement and that Dimension intended to make a public announcement in this regard in the morning of October 2, 2017.

In the morning of October 2, 2017, before the stock market opened, Dimension issued a press release disclosing that the Board had determined that the Ultragenyx September 29 Offer constituted a “Superior Proposal” as defined in the REGENXBIO Merger Agreement. In this press release, Dimension further disclosed that REGENXBIO had agreed in writing to waive its matching rights under the REGENXBIO Merger Agreement. The press release further disclosed that the Board had not yet terminated the REGENXBIO Merger Agreement nor changed its recommendation in support of the REGENXBIO merger proposal.

Later on October 2, 2017, after the stock market closed, the Board held a meeting to discuss the final terms of a proposed transaction with Ultragenyx based on the Ultragenyx September 29 Offer. Members of management and representatives of MTS and Goodwin were present. Representatives of MTS reviewed the terms and conditions of the Ultragenyx September 29 Offer from a financial point of view. Representatives of Goodwin led a discussion on the terms of the proposed merger agreement and advised the Board regarding a projected closing timetable should the Board approve a merger with Ultragenyx. At the meeting, representatives of MTS presented to the Board MTS’ financial analysis and rendered the oral opinion of MTS Securities, an affiliate of MTS, subsequently confirmed by delivery of a written opinion of MTS Securities dated October 2, 2017, to the Board to the effect that as of October 2, 2017, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of the review set forth in its written opinion, the consideration to be received by holders of Shares (other than Dimension, Ultragenyx and its affiliates and stockholders of Dimension who properly perfect their appraisal rights under the DGCL) was fair, from a financial point of view, to such holders. Representatives of MTS informed the Board that MTS had no conflicts with respect to Ultragenyx as, among other reasons, it had not performed any services or received compensation from Ultragenyx or its affiliates in the last two years. After further discussing the advantages and risks of the proposed transaction that are described in the section entitled “—Reasons for the Transaction; Recommendations of the Board,” and based on the discussions and deliberations at the October 1 and October 2, 2017 Board meetings, the Board unanimously: (i) determined that it is in the best interests of Dimension and the stockholders of Dimension, to enter into the Merger Agreement, the Offer and the Merger, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby in accordance with the DGCL, (iii) resolved to recommend that the stockholders of Dimension accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (iv) resolved that the Merger be effected under Section 251(h) of Delaware Law.

Following the Board meeting on October 2, 2017, a representative of Goodwin informed a representative of Skadden that the Board had determined to change its recommendation in support of the transaction with

REGENXBIO and to terminate the REGENXBIO Merger Agreement in order to enter into the Merger Agreement.

Later in the evening on October 2, 2017, Dimension delivered a notice to REGENXBIO terminating the REGENXBIO Merger Agreement, and Dimension delivered its signature page to the Merger Agreement. Upon termination of the REGENXBIO Merger Agreement, the REGENXBIO voting agreement also terminated in accordance with its terms.

In the morning of October 3, 2017, before the stock market opened, Dimension and Ultragenyx jointly announced the execution of the Merger Agreement. Later that morning, Ultragenyx paid REGENXBIO the $2,850,000 termination fee on behalf of Dimension.

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Board consulted with Dimension’s management and legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of Dimension and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the Board reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Board recommends that the Dimension stockholders tender their Shares in response to the Offer:

•	Offer Price. The Board considered:

•	the historical market prices, volatility and trading information with respect to the shares of Dimension common stock;

•	the recent historical trading prices of Dimension common stock, as compared to the merger consideration, including the fact that the $6.00 per Share Offer Price represents a premium of approximately 400% to the closing price of Dimension common stock of $1.20 on August 24, 2017, the last trading day before public announcement of the REGENXBIO Merger Agreement, an approximately 225% premium over the volume weighted average closing Share price over the last 30 days prior to October 2, 2017 and approximately 156% premium to the volume weighted average closing Share price over the last 52 weeks prior to October 2, 2017;

•	the fact that the Offer Price and, if applicable, the Merger Consideration, are in the form of cash, providing certainty, immediate value, and liquidity to Dimension stockholders; and

•	the benefits that Dimension was able to obtain as a result of discussions with Ultragenyx, including an increase in the Offer Price to be received by Dimension stockholders from the offer price initially proposed by Ultragenyx, and the Board’s belief that the Offer Price of $6.00 per Share was the maximum price that Ultragenyx would be willing to agree to in the Transactions.

•

Dimension’s Operating and Financial Condition; Prospects of Dimension. The Board considered that the consideration to be received by Dimension stockholders in the transaction provides greater certainty of value (and less risk) to Dimension stockholders relative to the potential trading price of Dimension common stock over a longer period after accounting for the long-term risks to Dimension’s business resulting from operational execution risk and evolving industry dynamics, noting in particular the costs and risks associated with developing, testing, manufacturing, and commercializing the clinical stage products in Dimension’s pipeline, that potential product candidates would require additional extensive pre-clinical and clinical testing prior to any possible regulatory approval in the United States and other countries and may additionally require post-authorization outcome studies, that Dimension would require additional significant capital in order to execute on its strategy before achieving profitability or acceptance of its products in the medical community and the potential cost of capital, including the potentially dilutive impact to existing stockholders, the terms and structure of any such capital-raising transactions, and the execution risks associated with transforming a clinical stage biopharmaceutical company focused on product development into a profitable gene therapy company with sufficient scale and sales execution ability to compete effectively. Additionally, the Board noted that while Dimension had sufficient cash to fund its operations through 2017, given the outcome of the DTX101 trial and the reprioritization of Dimension’s programs, a significant capital raise would be required if Dimension were to remain independent in order to extend its financial resources past mid-2018. The Board considered the risks and uncertainties associated with the ability to raise additional capital and Dimension’s ability to commence or continue its clinical trials for its products or commercialize any products.

•	Strategic Alternatives. The Board considered its belief that the value offered to Dimension stockholders in the Offer and the Merger was more favorable to Dimension stockholders than the potential value of remaining an independent public company, and that 27 different parties were involved in the competitive processes, for several rounds of bids, in an effort to obtain the best value reasonably available to stockholders. The Board also considered that, following announcement of the REGENXBIO Merger Agreement, no parties other than Ultragenyx had contacted Dimension to offer a competing proposal.

•	Negotiation Process. The Board actively sought proposals from other parties it believed were logical potential buyers (as more fully described above under the section entitled “—Background of the Transactions”). The Board considered the fact that the terms of the merger agreement were the result of robust arm’s-length negotiations conducted by Dimension, with the knowledge and at the direction of the Board, and with the assistance of independent financial and legal advisors.

•	MTS Securities’ Fairness Opinion and Related Analyses. The Board considered the financial analyses presented to the Board by MTS and MTS Securities’ oral opinion (which was subsequently confirmed in writing to the Board) that, as of October 2, 2017 and based upon and subject to the assumptions, made, procedures followed, matters considered and qualifications and limitations of review set forth in its written opinion, the consideration to be received by holders of the Shares (other than Dimension, Ultragenyx and its affiliates and stockholders of Dimension who properly perfect their appraisal rights under the DGCL) was fair, from a financial point of view, to such holders. The full text of MTS Securities’ written opinion, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by MTS Securities in connection with such opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. Dimension urges you to carefully read the MTS Securities opinion, together with the description of such opinion under the section entitled “—Opinion of the Company’s Financial Advisor,” in its entirety.

•	Certain Prospective Financial Information. The Board considered certain limited prospective forecasts for Dimension prepared by Dimension management, which reflect an application of various assumptions of Dimension management. The Board considered the inherent uncertainty of attaining management’s prospective forecasts, including those set forth in the section entitled “—Certain Prospective Financial Information,” and that as a result Dimension’s actual financial results in future periods could differ materially from management’s forecasted results.

•

The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The Board considered the provisions of the Merger Agreement, including the agreed exclusions of certain events and conditions from the definition of “Company Material Adverse Effect,” the ability of Dimension under certain circumstances to entertain unsolicited proposals for an acquisition that would reasonably be expected to lead to an offer that is superior to the Offer and the Merger (including from potential purchasers previously identified in connection with Dimension’s strategic alternatives process, none of which are subject to standstill provisions that would prevent them from making such an offer), the ability of the Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a superior offer, Dimension’s right to terminate the Merger Agreement under certain circumstances in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, the respective termination rights of Dimension and Ultragenyx and the $2,850,000 termination fee payable by Dimension under certain circumstances (which the Board believed was reasonable relative to termination fees in transactions of a similar size), together with the $2,850,000 reimbursement amount payable by Dimension to Ultragenyx, would not likely preclude competing bids and would not likely be payable unless the Board entered into a definitive agreement for a superior offer.

•	Conditions to the Consummation of the Offer and Merger; Likelihood of Completion. The Board considered that the consummation of the Offer is conditioned upon stockholders tendering and not validly withdrawing a sufficient number of Shares such that Ultragenyx will own at least a majority of the outstanding Shares immediately following closing of the Offer. The Board considered the likelihood of the consummation of the Merger contemplated by the Merger Agreement if the Shares tendered pursuant to the Offer are accepted for payment.

•	Tender Offer Structure; Timing of Completion. The Board considered the anticipated timing of the consummation of the Transactions, and the structure of the transaction as a cash tender offer for all outstanding Shares effected pursuant to Section 251(h) of the DGCL. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which Dimension’s business would be subject to the potential uncertainty of closing and related disruption.

•	Extension of Offer Period. The Board considered that, subject to the termination rights set forth in the Merger Agreement, Purchaser must extend the Offer for one or more periods until April 9, 2018, if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived (to the extent so waivable by Ultragenyx or Purchaser).

•	Appraisal Rights. The Board considered the availability of statutory appraisal rights to Dimension’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

•	Business Reputation of Ultragenyx. The Board considered the business reputation and capabilities of Ultragenyx and its management and the substantial financial resources of Ultragenyx and, by extension, Purchaser, which the Board believed supported the conclusion that a transaction with Ultragenyx and Purchaser could be completed relatively quickly and in an orderly manner.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that previously had been identified and discussed by management of Dimension and the Board, including, but not limited to the following:

•	the fact that the Dimension stockholders will not be entitled to participate in any potential future benefit from Dimension’s execution of management’s standalone strategic business plan;

•	the Merger Agreement precludes Dimension from actively soliciting alternative transaction proposals and requires payment by Dimension of a $2,850,000 termination fee and reimbursement by Dimension to Ultragenyx of $2,850,000 under certain circumstances, including in the event the Merger Agreement is terminated by Dimension to accept a superior offer;

•	the possibility that the Transactions, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, Dimension’s directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, Dimension will have incurred significant transaction costs and Dimension’s relationships with its partners, employees and other third parties may be adversely affected;

•	the effect of the public announcement of the Merger Agreement, including effects on Dimension’s relationship with its partners and other business relationships and Dimension’s ability to attract and retain key management and personnel;

•	the risk that the parties may not receive the necessary regulatory approvals or clearance to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

•	the restrictions imposed by the Merger Agreement on the conduct of Dimension’s business prior to completion of the Offer which could delay or prevent Dimension from undertaking some business opportunities that may arise during that time;

•	the risk of litigation; and

•	the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board. In view of the wide variety of reasons and factors considered, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Ultragenyx, the Company, or their respective affiliates regarding continued service with Ultragenyx, the Company or their respective affiliates after the Effective Time, it is possible that Ultragenyx, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Opinion of the Company’s Financial Advisor.

The Board engaged MTS to provide financial advisory and investment banking services in connection with the Board’s consideration and evaluation of potential strategic alternatives. On October 2, 2017, MTS Securities, an affiliate of MTS, rendered its oral opinion to the Board, which opinion was confirmed in writing on the same date, that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of the review set forth in its written opinion, the consideration to be received by holders of the Company stock (other than the Company, Ultragenyx or Purchaser or stockholders of the Company who properly perfect their appraisal rights under the DGCL) as provided in the Merger Agreement, was fair, from a financial point of view, to such holders.

The full text of MTS Securities’ written opinion, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by MTS Securities in connection with such opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The Company urges you to carefully read the MTS Securities opinion, together with the description of such opinion included in this Schedule 14D-9, in its entirety. The following summary is qualified in its entirety by reference to the full text of such opinion.

MTS Securities provided its opinion for the information and assistance of the Board (in its capacity as such) in connection with its consideration of the Transactions. MTS Securities’ opinion addressed solely the fairness of the consideration to be received by holders of Shares (other than the Company, Ultragenyx or Purchaser or stockholders of the Company who properly perfect their appraisal rights under the DGCL) in connection with the Transactions as provided in the Merger Agreement, from a financial point of view, to such holders. MTS Securities’ opinion does not address the Company’s underlying business decision to proceed with the Transactions or the relative merits of the Transactions compared to other alternatives available to the Company. MTS Securities’ opinion did not constitute a recommendation to the Board, or any stakeholder of the Company, as to how to vote on or to take any other action in connection with the Transactions (including, without limitation, whether any stockholder of the Company should tender his, her or its Shares in connection with the Offer, whether or not any holder of the Shares should enter into any voting, stockholders’ or affiliates’ agreement with respect to the Transactions, or exercise any dissenter’s or appraisal rights that may be available to any such stockholder).

In connection with rendering the opinion described above and performing its related financial analyses, MTS Securities:

i.	reviewed the financial terms of a draft copy of the Merger Agreement, dated as of September 29, 2017, which was the most recent draft made available to MTS Securities (the “Draft Merger Agreement”);

ii.	reviewed certain publicly available business and financial information concerning the Company;

iii.	reviewed certain publicly available analyses and forecasts relating to the Company prepared by equity analysts who report on the Company;

iv.	reviewed certain internal financial analyses and forecasts of the Company prepared by and provided to MTS Securities by the management of the Company relating to the Company’s business as set forth and defined under the heading “—Certain Prospective Financial Information” of this Schedule 14D-9 (the “Projections”), and utilized per instruction of the Company;

v.	conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii)-(iv) above;

vi.	compared the trading and valuation metrics of the Company with publicly available information concerning other publicly-traded companies and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies, in each case, that MTS Securities deemed relevant;

vii.	reviewed and analyzed the proposed financial terms of the Transactions as compared to the financial terms of certain selected acquisitions and the consideration paid in such acquisitions that MTS Securities deemed relevant;

viii.	reviewed and analyzed, based on the Projections, the projected cash flows to be generated by the Company to determine the present value of the Company’s discounted cash flows; and

ix.	performed such other financial studies, analyses and investigations and considered such other information as MTS Securities deemed appropriate for the purposes of the opinion set forth below.

In arriving at its opinion, MTS Securities assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by MTS Securities. MTS Securities’ opinion did not address any legal, regulatory, tax or financial reporting matters, as to which MTS Securities understood that the Company has obtained such advice as it deemed necessary from other advisors. MTS Securities did not conduct any independent verification of the Projections. Without limiting the generality of the foregoing, MTS Securities assumed, with the Company’s consent, and based upon discussions with its management, that the Projections had been reasonably prepared in good faith, and that the

Projections were the best currently available estimates and judgments of the management of the Company of the future results of operations and financial performance of the Company. MTS Securities expresses no view as to the Projections or the assumptions on which they were based and MTS Securities assumes no responsibility for the accuracy or completeness thereof.

In arriving at its opinion, MTS Securities did not make any independent evaluations or appraisals of the assets or liabilities of the Company or its subsidiary, and MTS Securities was not furnished with any such evaluations or appraisals, nor did MTS Securities evaluate the solvency of the Company or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. MTS Securities assumed that there had been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent relevant financial information made available to MTS Securities. Without limiting the generality of the foregoing, MTS Securities did not undertake any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, the opinion of MTS Securities did not make any assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. MTS Securities also assumed that neither the Company nor Ultragenyx was a party to any material pending transaction that had not been disclosed to MTS Securities, including, without limitation, any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transactions or the Company’s proposed transaction with REGENXBIO, pursuant to the REGENXBIO Merger Agreement.

MTS Securities assumed that the representations and warranties of each party contained in the Merger Agreement and in all other related documents and instruments that are referred to therein are and were true and correct as of the date or the dates made or deemed made, that each party thereto will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement and any other agreement contemplated thereby, and that the Transactions, including, without limitation, the Offer and the Merger, would be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement. MTS Securities assumed that the final form of the Merger Agreement would be, in all material respects, identical to the Draft Merger Agreement reviewed by MTS Securities for purposes of its opinion. MTS Securities also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the Transactions would be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions would be imposed or waivers made that would have an adverse effect on the Company, Ultragenyx or the contemplated benefits of the Transactions.

The MTS Securities opinion was necessarily based on economic, market, financial and other conditions existing, and on the information made available to MTS Securities, as of the date of such opinion. MTS Securities did not consider any potential legislative or regulatory changes currently being considered by the United States Congress, the SEC, or any other governmental or regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. MTS Securities noted that, although subsequent developments may affect the conclusion reached in such opinion, MTS Securities assumed no obligation to update, revise or reaffirm such opinion.

The MTS Securities opinion addressed solely the fairness of the consideration to be received by holders of Shares (other than the Company, Ultragenyx or Purchaser or stockholders of the Company who properly perfect their appraisal rights under the DGCL) in connection with the Transactions, from a financial point of view, to such holders, and did not address any other terms in the Merger Agreement, or any other agreement contemplated by the Merger Agreement or relating to the Transactions or any other aspect or implication of the Transactions, including, without limitation, the form or structure of the Merger or the Offer, or the fairness of the Transactions or the consideration in connection with the Transactions to be received by other securityholders or creditors or any other constituency of the Company. The MTS Securities opinion does not address the Company’s underlying business decision to proceed with the Transactions or the relative merits of the Transactions compared to other alternatives available to the Company. MTS Securities expressed no opinion as to the prices or ranges of prices at which shares of securities of any person, including the Shares, will trade at any time, including following the announcement or consummation of the Transactions. MTS Securities was not requested to opine as to, and the MTS Securities opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Transactions, or any class of such persons, relative to the compensation to be paid to the holders of Shares in connection with the Transactions or with respect to the fairness of any such compensation. The MTS Securities opinion was reviewed and approved by a fairness committee of MTS Securities.

Summary of Financial Analyses

The following is a summary of the material financial analyses undertaken by MTS Securities in connection with rendering the MTS Securities opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by MTS Securities. The order of the analyses described below does not represent the relative importance or weight given to those analyses by MTS Securities. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of the corresponding summaries and are alone not a complete description of the financial analyses performed by MTS Securities. Considering the data in the tables below without considering the corresponding full narrative descriptions of the financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of the financial analyses performed by MTS Securities. Other than the guidance provided by the Board and its management to MTS Securities set forth in this Schedule 14D-9, no instructions were given to or limitations imposed upon MTS Securities by the Company the Board and its management with respect to the investigations made or procedures followed by MTS Securities in rendering its opinion.

MTS Securities performed stand-alone valuation analyses of the Company using a variety of valuation methodologies described below. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 29, 2017 and is not necessarily indicative of current market conditions.

Historical Stock Price Analysis

MTS Securities reviewed the historical trading prices for the Shares on certain dates and the mean and volume weighted average trading prices for certain periods, in order to put the current stock price in perspective with historical averages. MTS Securities noted that the proposed consideration is $6.00 per Share, which MTS Securities calculated to result in a market capitalization of approximately $151 million at the current basic Shares outstanding.

The following table presents the mean closing price and the volume weighted average price for certain periods prior to September 29, 2017:

Stock Price	Mean Closing Price	Volume Weighted Average Price
Last 5 Trading Days	$5.99	$5.96
Last 10 Trading Days	$5.93	$5.77
Last 30 Trading Days	$4.68	$3.84
Since Announcement of REGENXBIO transaction (August 25, 2017)	$4.48	$3.87
Since January 31, 2017*	$1.92	$2.55
Last 52 Weeks	$3.01	$3.07
Since IPO of the Company	$5.72	$5.47

*	The date of the Company’s public announcement of interim topline results from ongoing Phase I/II clinical trial for DTX101.

Methodology for Estimating Probability of Success (POS) Adjustments

For purposes of its analysis, MTS Securities used and relied upon the probability of success assumptions and projections provided and developed by the Company’s management based on the management’s experience, including with respect to clinical development experience and management’s expectation of commercial success.

In order for a prescription drug to reach the market, that drug must successfully complete various phases of clinical trials and then must be approved by a regulatory agency (such as the FDA) for marketing. Typically, a drug progresses from preclinical (non-human) testing into clinical (human) testing in a serial manner culminating in the regulatory review and potential approval.

In order to calculate the probability of success for a drug to gain regulatory approval, one must consider the total cumulative probability of the drug progressing from the current phase of clinical development through approval. Because each phase of development has its own individual probability of success, in order to calculate the total cumulative probability of success through approval at any given point in development, one typically uses the product of multiplying all of the probabilities of success of each individual phase to be completed to arrive at a total cumulative probability of success for regulatory approval. This total cumulative probability of success for regulatory approval is referred to as the drug’s probability of success. The probability of success is applied directly to relevant revenues and expenses that are projected to occur post-regulatory approval. For any revenues or expenses that are projected to occur before regulatory approval, the appropriate cumulative probability from the current phase to the appropriate projected stage of development is applied to the revenue or expense.

The Company Valuation Analysis

MTS Securities’ analysis included the following methodologies: (1) a discounted cash flow analysis, (2) a publicly traded comparable companies analysis, and (3) a selected acquisitions analysis. The results of each of these analyses are summarized below.

The Company’s management provided two scenarios of Projections, the Base Case and the Downside Case (as set forth and defined under the heading “—Certain Prospective Financial Information” of this Schedule 14D-9).

Discounted Cash Flow Analysis. A discounted cash flow analysis is a valuation methodology that calculates a company’s value as the net present value of that company’s projected future cash flows by discounting those cash flows back to today at that company’s cost of capital. MTS Securities performed a discounted cash flow analysis on the Company using a range of discount rates of 16.0% to 18.0% and assuming no terminal values as the Projections did not contemplate funding research and development beyond the current pipeline. This range of discount rates was based upon a calculation of the Company’s weighted average cost of capital (“WACC”) based on an analysis of selected publicly traded gene therapy companies and commercial rare disease focused companies with less than approximately $10 billion in equity market capitalization and MTS Securities’ experience and professional judgment. The Company’s management also directed MTS Securities to apply a range of probability of success adjustments of 10.0% to 25.0% to the probability of Phase I/II success of DTX301 in MTS Securities’ analysis. MTS Securities calculated implied ranges of per Share prices based on the Company’s current capitalization as provided by the Company’s management for each of the Base Case and the Downside Case. The results of the analysis are as follows:

Implied Per Share Equity Value (Rounded to the Nearest Five Cents)
Base Case	$2.15 - $2.50
Downside Case	$1.55 - $1.75

Publicly Traded Comparable Companies Analysis. A publicly traded comparable companies analysis calculates a company’s valuation by applying valuations of comparable public companies to the company being valued.

MTS Securities reviewed and compared certain financial information for the following public gene therapy companies with limited to no clinical efficacy data:

Public Gene Therapy Companies with Limited to No Clinical Efficacy Data (In Millions)

Company	Enterprise Value	Market Capitalization
Adverum Biotechnologies, Inc.	$(30)	$167
Applied Genetic Technologies Corporation	$(55)	$71
Audentes Therapeutics, Inc.	$663	$808
Lysogene S.A.	$48	$71
Voyager Therapeutics, Inc.	$75	$573

Although none of the selected companies is directly comparable to the Company, MTS Securities included these companies in its analysis because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of the Company. Based on the range of enterprise values of the above selected companies and the net debt of the Company provided by the Company’s management, the comparable companies analysis resulted in an illustrative per Share equity value range of $(0.55) to $27.35 (rounded to the nearest five cents).

Selected Acquisitions Analysis. MTS Securities examined selected business combinations since September 29, 2012 where the target company focused on non-oncology products with limited to no clinical efficacy data to the extent that the transaction values were disclosed for such selected transactions. MTS Securities reviewed and analyzed the following eight business combinations:

Date Announced	Target	Acquiror	Upfront Transaction Value ($ in millions)	Total Transaction Value ($ in millions)
May 2015	Lanthio Pharma B.V.	MorphoSys AG	$23	$23

August 2014	InoCard GmbH	uniQure N.V.	$4	Not disclosed

May 2014	Assembly Pharmaceuticals, Inc.	Ventrus Biosciences, Inc.	$22	$22

April 2014	iPierian, Inc.	Bristol-Myers Squibb Co.	$175	$725

April 2014	Chatham Therapeutics, LLC	Baxter International Inc.	$70	$630

January 2014	Sirna Therapeutics, Inc.	Alnylam Pharmaceuticals, Inc.	$175	$325

November 2013	Callidus Biopharma, Inc.	Amicus Therapeutics, Inc.	$15	$130

January 2013	Lotus Tissue Repair, Inc.	Shire plc	$49	$324

Although none of the selected transactions is directly comparable to the Transactions, the target companies in the selected transactions are companies with certain characteristics that, for the purposes of analysis, may be considered similar to the Company, and as such, for purposes of analysis, the selected transactions may be considered similar to the Transactions. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial condition and prospects of the Company and the companies included in the selected transactions analysis.

Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that MTS Securities obtained from SEC filings, relevant press releases, Wall Street analysts, and company websites as of September 29, 2017. Comparable transactions were considered for both their upfront and total transaction values to best evaluate each transaction’s consideration and because many of the comparable transactions contained contingent value rights.

The results of the analysis for these selected comparable acquisitions are summarized as follows:

	Upfront Transaction Value (in millions)	Total Transaction Value (in millions)
Maximum	$175	$725
Mean	$67	$311
Median	$36	$324
Minimum	$4	$22

MTS Securities subtracted the Company’s net debt as of September 29, 2017 from the upfront and total transaction values of the target companies in the selected transactions to arrive at equity values and then divided the results by the total number of the Company’s fully-diluted shares outstanding as of September 29, 2017 to arrive at an implied per Share value range. The analysis indicated an implied per Share value range of the Company’s common stock of $1.75 to $8.40 (rounded to the nearest five cents) based on the upfront transaction values and $2.45 to $29.75 (rounded to the nearest five cents) based on the total transaction values.

General Overview of Analyses; Other Considerations

MTS Securities performed a variety of financial and comparable analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, MTS Securities considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions MTS Securities reached are based on all the analyses and factors presented, taken as a whole, and also on application of MTS Securities’ own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. MTS Securities therefore gave no opinion as to the value or merit, standing alone, of any one or more parts of the analyses. Furthermore, MTS Securities believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying MTS Securities’ analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of MTS Securities with respect to the actual value of the Company or its capital stock.

In performing its analyses, MTS Securities made numerous assumptions with respect to industry performance, general business, regulatory, and economic conditions, and other matters, all of which are beyond MTS Securities’ control and many of which are beyond the control of the Company. Any estimates used by MTS Securities in its analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

No single company or transaction used in the above analyses as a comparison is identical to the Company or the Transactions, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions analyzed. The analyses were prepared solely for purposes of MTS Securities providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty.

The MTS Securities opinion was one of the many factors taken into consideration by the Board in making its determination to recommend to the Company stockholders that each of such stockholders tender his, her or its Shares. See the section entitled “—Reasons for the Recommendation of the Board.” Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration or of whether the Board would have been willing to agree to a different amount of consideration. The consideration was determined through arm’s-length negotiations between the Company and Ultragenyx and was approved by the Board and Ultragenyx’s board of directors. MTS provided advice to the Board during these negotiations; however, neither MTS Securities nor MTS recommended any specific amount of consideration to the Company, Ultragenyx or their respective board of directors or suggested that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

MTS Securities has consented to the inclusion of and reference to the MTS Securities opinion in this Schedule 14D-9; however, MTS Securities has not assumed any responsibility for the form or content of this Schedule 14D-9, other than the MTS Securities opinion itself.

The Board selected MTS because MTS is nationally recognized in the health care industry as having investment banking professionals with significant experience in health care investment banking and merger and acquisition transactions, including transactions similar to the Transactions. Pursuant to an engagement letter agreement, dated as of June 13, 2017, by and between the Company and MTS, the Company engaged MTS to act as its financial advisor in connection with its consideration and evaluation of a potential sale transaction involving the Company. MTS has received an opinion fee of $300,000 (the “REGENXBIO opinion fee”) upon the delivery of an opinion in connection with the REGENXBIO transaction. MTS has provided, at no additional cost to the Company, (the “Ultragenyx opinion fee,” and together with the REGENXBIO opinion fee, the “opinion fees”), for its opinion as to the fairness of the consideration to be received by holders of Shares (other than the Company, Ultragenyx or Purchaser or stockholders of the Company who properly perfect their appraisal rights under the DGCL) in connection with the Transactions, from a financial point of view, to such holders, which is not contingent on the completion of the Transactions. As compensation for MTS’ financial advisory services, the Company paid a non-refundable retainer of $100,000 and, upon completion of the Transactions, will pay a transaction fee of approximately $3.5 million. The non-refundable retainer and opinion fees will be credited against the transaction fee. In addition, the Company also agreed to reimburse MTS for its reasonable and documented out-of-pocket expenses incurred by or on behalf of MTS or any of its direct or indirect holding companies and/or any affiliates of MTS or such holding companies (including MTS Securities), including reasonable attorneys’ fees and expenses up to $100,000 without the Company’s approval, such approval not to be unreasonably withheld, and to indemnify MTS and its related parties against various liabilities in connection with MTS’ engagement. Pursuant to MTS’ internal policies, MTS Securities, rather than MTS, delivered the fairness opinion.

MTS and its affiliates, as part of their investment banking services, are regularly engaged in the valuation of businesses (including those in the health care industry) and securities in connection with mergers and acquisitions, and for other purposes. As noted above, MTS acted as financial advisor to the Board in connection with the REGENXBIO transaction and the Transactions and participated in certain of the negotiations leading to the execution of the merger agreements for the REGENXBIO transaction and the Transactions, respectively. Other than in connection with the REGENXBIO transaction and the Transactions, MTS has not provided investment banking or financial advisory services to the Company, Ultragenyx or their respective affiliates and has not received compensation for such services in the two years prior to the date of the MTS Securities opinion. MTS or its affiliates may seek to provide such services to the Company and Ultragenyx and/or certain of their respective affiliates in the future and would expect to receive fees for the rendering of these services. In the ordinary course of business, MTS and its clients may transact in the equity securities of each of the Company and Ultragenyx and may at any time hold a long or short position in such securities.

Certain Prospective Financial Information.

The Company does not as a matter of course make public projections as to future performance or earnings beyond the current fiscal year and generally does not make public projections for extended periods due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. In connection with its evaluation of potential strategic alternatives and specifically the Transactions, however, the Company’s management prepared certain internal financial analyses and forecasts of the Company (the “Projections”). The Projections were developed under the assumption of continued standalone operation and did not give effect to any changes or expenses as a result of the Transactions or any effects of the Transactions. The Projections were not prepared with a view toward public disclosure and, accordingly, do not comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles (“GAAP”). The prospective financial information included in this Schedule 14D-9 offering document has been prepared by, and is the responsibility of, the Company’s management. MTS has not compiled, examined, audited, or performed any procedures with respect to the Projections, or has expressed any opinion or any other form of assurance on this information or its achievability, and assumes no responsibility for the accuracy or completeness thereof.

The projected financial data provided in these tables has not been updated to reflect the Company management’s current views of the Company or the Company’s future financial performance, and should not be treated as guidance with respect to projected results for 2017 or any other period. In addition, the projected financial data provided in these tables includes non-GAAP financial measures. These non-GAAP financial measures should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows, as a measure of liquidity. They also should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and the non-GAAP financial measures in these tables are not necessarily comparable with similar titled measures used by other companies. No reconciliation of non-GAAP financial measures in the Projections to GAAP measures was created or used during the sale process.

The tables below present selected elements of the Projections, as prepared by the Company’s management and provided to and approved by the Board on July 31, 2017 and as provided to MTS Securities for its use and reliance in connection with its financial analyses and opinion to the Board as described below under the heading “—Opinion of the Company’s Financial Advisor.” On September 23, 2017, the Company provided to Ultragenyx certain assumptions underlying the Projections. The summary below is included solely to give the Company stockholders access to certain long-term financial projections that were made available to the Board and MTS Securities for purposes of performing analyses underlying its opinion, and is not included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to vote for the Merger Agreement or, whether any stockholder of the Company should tender his, her or its Shares for the Offer or for any other purpose.

The Projections, while presented with numerical specificity, were based on numerous variables and assumptions that necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Given that the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and the achievability of the Projections include, but are not limited to, risks and uncertainties pertaining to the Company’s business, including those risks and uncertainties described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2016, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the Projections were prepared. In addition, the Projections do not take into account any circumstances, transactions or events occurring after the dates on which the Projections were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the Projections. There can be no assurance that the financial results in the Projections will be realized, or that future actual financial results will not materially vary from those in the Projections.

The inclusion of selected elements of the Projections in the tables below should not be regarded as an indication that the Company and/or its affiliates, officers, directors, advisors or other representatives consider the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. None of the Company and/or its respective affiliates, officers, directors, advisors or other representatives gives any stockholder of the Company or any other person any assurance that actual results will not differ materially from the Projections, and, except as otherwise required by law, the Company and/or any its affiliates, officers, directors, advisors or other representatives undertake no obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the dates on which the Projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Projections are shown to be in error.

In light of the foregoing factors and the uncertainties inherent in the Projections, the Company stockholders are cautioned not to place undue reliance on the Projections. Ultragenyx expresses no opinion regarding the Projections.

The Company’s management prepared and applied the following success scenarios for the Company’s key products based on the Company management’s development experience and expectation of commercial success:

Probability of Success (POS)
	OTC		GSD1a		PKU		WD		Hem A
	POS per	Cumulative	POS per	Cumulative	POS per	Cumulative	POS per	Cumulative	POS per	Cumulative
	Phase	POS	Phase	POS	Phase	POS	Phase	POS	Phase	POS
DC	100%	100%	100%	100%	50%	50%	75%	75%	100%	100%
IND Filing	100%	100%	90%	90%	70%	35%	91%	68%	70%	70%
Ph I/II—hPOC Data	25%	25%	50%	45%	49%	17%	25%	17%	29%	20%
Ph III—Pivotal Data	40%	10%	24%	11%	53%	9%	53%	9%	80%	16%
BLA/MAA Filing	90%	9%	91%	10%	89%	8%	89%	8%	81%	13%
Launch	100%	9%	100%	10%	100%	8%	100%	8%	100%	13%

The Company’s management prepared two scenarios of Projections: The base case scenario (the “Base Case”) included projected revenue from DTX201, DTX301, DTX401, DTX501, and DTX701 for the period from the fourth quarter of 2017 to year 2037, assuming (1) milestone payments from Bayer of $5 million would be received in 2017 and $15 million would be received in 2018, respectively (the “Bayer Milestone Payments”), and on a POS adjusted basis, and (2)(x) $12.5 million in financing would be completed by the end of 2017, (y) $20 million in financing would be completed in 2018 (the “2018 Financing”) and (z) $185 million in financing would be completed in 2019 (the “2019 Financing”). The downside case scenario (the “Downside Case”) adjusted the Base Case by (i) excluding projected revenue from to DTX701 and DTX501, (ii) excluding the Bayer Milestone Payments, (iii) increasing the amount of the 2018 Financing by $20 million to $40 million, and (iv) decreasing the amount of the 2019 Financing by $30 million to $155 million. A summary of the Projections as approved by the Board and provided to MTS Securities is set forth in the tables below.

Base Case as risk adjusted by Company management based on the POS above (1)(2)

($ in mm)	4Q’17	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E
Income Statement
Total Net Revenues	$9	$7	$—	$3	$—	$4	$13	$24	$49	$84	$129	$175	$203	$222	$234	$238	$235	$179	$131	$90	$50
Gross Profit	$9	$7	$—	$2	($0)	$3	$10	$19	$40	$73	$113	$154	$177	$193	$204	$207	$204	$156	$113	$79	$44
EBIT	($8)	($27)	($20)	($21)	($23)	($20)	($11)	$10	$29	$54	$84	$116	$132	$144	$152	$154	$151	$108	$70	$39	$7
NOPAT	($8)	($27)	($20)	($21)	($23)	($20)	($11)	$10	$29	$54	$84	$116	$93	$94	$99	$100	$98	$70	$45	$26	$5

Downside Case (1)(2)

($ in mm)	4Q’17	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E
Total Net Revenues	$9	$7	$—	$3	$—	$4	$12	$18	$33	$49	$65	$80	$80	$79	$78	$75	$73	$66	$46	$33	$21
Gross Profit	$9	$7	$—	$3	($0)	$3	$11	$16	$29	$42	$57	$71	$71	$70	$69	$67	$65	$58	$41	$30	$19
EBIT	($8)	($26)	($20)	($18)	($17)	($15)	($8)	$8	$20	$30	$42	$53	$52	$52	$51	$49	$47	$41	$25	$15	$5
NOPAT	($8)	($26)	($20)	($18)	($17)	($15)	($8)	$8	$20	$30	$42	$53	$52	$52	$48	$32	$30	$26	$16	$10	$3

The following unlevered free cash flows for the Base Case and the Downside Case were approved by the Company for use by MTS Securities in its analyses:

Base Case (3)

($ in mm)	4Q’17	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E
Unlevered Free Cash Flow	($9)	($32)	($19)	($25)	($26)	($22)	($12)	$8	$24	$47	$75	$107	$87	$90	$96	$99	$98	$82	$55	$34	$13

Downside Case (3)

($ in mm)	4Q’17	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E
Unlevered Free Cash Flow	($14)	($31)	($19)	($23)	($20)	($18)	($10)	$7	$17	$27	$39	$50	$52	$52	$48	$32	$31	$28	$20	$12	$5

(1)	EBIT is defined as earnings before interest and taxes.
(2)	Net Operating Profit After Tax (“NOPAT”) is calculated by tax affecting EBIT.
(3)	Unlevered free cash flow is defined as NOPAT plus depreciation and amortization expenses, less change in net working capital and capital expenditures.

Intent to Tender.

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender all of their Shares into the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

In connection with MTS’ services as the financial advisor to the Board, the Company paid $300,000 in opinion fees, a non-refundable retainer of $100,000 and, upon completion of the Transactions, will pay a transaction fee of approximately $3.5 million. The non-refundable retainer and opinion fees will be credited against the transaction fee.

Additional information pertaining to the retention of MTS by the Company in Item 4 under the heading “Background of the Transaction—Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf in connection with the Transactions.

Item 6.	Interest in Securities of the Subject Company.

Other than (i) the scheduled vesting of Company restricted stock and issuances by the Company with respect thereto, (ii) the scheduled vesting of Company stock options and (iii) the grant of Company restricted stock and Company stock options in the ordinary course and in accordance with the terms of the Merger Agreement, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements or Arrangements with Executive Officers of the Company” is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by

Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If you fail to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262 of the DGCL, you must satisfy each of the following conditions:

•	You must deliver to the Company (at the address set forth below) a written demand for appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be one minute after 11:59 P.M., Eastern Time, on November 6, 2017, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement and (ii) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was October 10, 2017). The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	You must not tender your Shares in the Offer (or otherwise waive your appraisal rights); and

•	You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights you have with respect to such Shares will be lost if your Shares are transferred prior to the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Dimension Therapeutics, Inc.

840 Memorial Drive

Cambridge, MA 02319

(617) 401-0011

Attention: Chief Operating Officer

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Oracle nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Oracle and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 662/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the Transactions (including the Offer) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the Board has exempted the Company from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement and the Transactions.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Ultragenyx, Purchaser, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Ultragenyx, Purchaser, and their respective board of directors shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Ultragenyx and Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

Regulatory Approvals.

U.S. Antitrust Laws

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Ultragenyx of its Premerger Notification and Report Form with respect to the Offer, unless Ultragenyx receives a Request For Additional Information and Documentary Material from the U.S. Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the HSR waiting period will be extended. Each of Ultragenyx and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer no later than October 10, 2017.

Complying with a Request For Additional Information and Documentary Material requires a significant amount of time. Before or after Ultragenyx’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Ultragenyx or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Stockholder Approval of the Merger Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of the stock of a public corporation (other than holders of stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly-owned subsidiaries), the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and the holders of stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company 10-K and the Company’s Quarterly Reports on Form 10-Q for the three months ended June 30, 2017.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: the anticipated timing of filings and approvals relating to the transaction, including approvals under the HSR Act; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; projections or forecasts of earnings; the expected benefits and costs of the transaction; management plans relating to the transaction and future operations; any expectation or belief; and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.	Exhibits.

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated October 10, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Ultragenyx and Purchaser on October 10, 2017).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement dated October 10, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Joint Press Release issued by Dimension Therapeutics, Inc. and Ultragenyx Pharmaceutical Inc., on October 3, 2017 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by Dimension Therapeutics, Inc., with the SEC on October 3, 2017).

(e)(1)	Agreement and Plan of Merger, by and among Dimension Therapeutics, Inc., Mystic River Merger Sub Inc. and Ultragenyx Pharmaceutical Inc., dated October 2, 2017 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by Dimension Therapeutics, Inc. with the SEC on October 3, 2017).

(e)(2)	Confidentiality Agreement, dated September 19, 2017 between Dimension Therapeutics, Inc. and Ultragenyx Pharmaceutical Inc.

(e)(3)	Dimension Therapeutics, Inc. 2013 Stock Plan, as amended, and forms of award agreements thereunder (incorporated by reference to Exhibit 10.2 to Dimension Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-206911) filed September 14, 2015).

(e)(4)	Dimension Therapeutics, Inc. 2015 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to Dimension Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-206911) filed September 14, 2015.

(e)(5)	Employment Agreement between Mary Thistle and the Company, effective as of October 27, 2015 (incorporated by reference to Exhibit 10.1 to Dimension Therapeutics, Inc.’s Form 10-Q filed May 10, 2017).

(e)(6)	Employment Agreement between Annalisa Jenkins and the Company, effective as of October 27, 2015 (incorporated by reference to Exhibit 10.6 to Dimension Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-206911) filed September 14, 2015).

(e)(7)	Employment Agreement between Eric Crombez and the Company, effective as of October 27, 2015 (incorporated by reference to Exhibit 10.6 to Dimension Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-206911) filed September 14, 2015).

(e)(8)	Employment Agreement between Samuel C. Wadsworth and the Company, effective as of October 27, 2015 (incorporated by reference to Exhibit 10.6 to Dimension Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-206911) filed September 14, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 10, 2017

Dimension Therapeutics, Inc.

By:	/s/ Mary Thistle
	Name:	Mary Thistle
	Title:	Chief Operating Officer

ANNEX A

MTS SECURITIES, LLC

October 2, 2017

Board of Directors

Dimension Therapeutics, Inc.

840 Memorial Drive, 4th Floor

Cambridge, Massachusetts 02139

Members of the Board of Directors:

We understand that Dimension Therapeutics, Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, expected to be dated as of October 2, 2017 (the “Merger Agreement”), by and among the Company, Mystic River Merger Sub Inc., a Delaware corporation (“Merger Sub”), and Ultragenyx Pharmaceutical Inc., a Delaware corporation (“Parent”), which provides, among other things, that (i) Parent will cause Merger Sub to commence a cash tender offer (as it may be amended from time to time in accordance with the terms of the Merger Agreement, the “Offer”) to purchase all outstanding shares of the Company’s common stock, par value $0.0001 per share (“Company Common Stock”), other than shares of Company Common Stock owned by the Company, Parent or Merger Sub, at a price per share of $6.00 (the “Consideration”), net to the seller in cash, without interest, and (ii) following the consummation of the Offer, Merger Sub shall be merged with and into the Company (the “Merger,” and together with the Offer, the “Transaction”), with the Company continuing as the surviving corporation following the Merger, and each share of Company Common Stock outstanding immediately prior to the Effective Time (other than shares of Company Common Stock (A) owned by Parent. Merger Sub or the Company, or (B) held by stockholders who are entitled to demand, and who properly demanded, appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”) and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (all such shares in (A) and (B), collectively, the “Excluded Shares”)) will be converted into the right to receive an amount in cash equal to the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

The Board of Directors of the Company (in its capacity as such) has requested our opinion, as of the date hereof, as to the fairness of the Consideration to be received by holders of the Company Common Stock (other than holders of the Excluded Shares) in connection with the Transaction, from a financial point of view, to such holders.

In the course of performing our review and analyses for rendering the opinion set forth below, we have:

i.	reviewed the financial terms of a draft copy of the Merger Agreement, dated as of September 29, 2017, which was the most recent draft made available to us (the “Draft Merger Agreement”);

ii.	reviewed certain publicly available business and financial information concerning the Company;

iii.	reviewed certain publicly available analyses and forecasts relating to the Company prepared by equity analysts who report on the Company;

iv.	reviewed certain internal financial analyses and forecasts of the Company prepared by and provided to us by the management of the Company relating to the Company’s business (the “Projections”), and utilized per instruction of the Company;

v.	conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii)-(iv) above;

vi.	compared the trading and valuation metrics of the Company with publicly available information concerning other publicly-traded companies and reviewed the current and historical market prices of Company Common Stock and certain publicly traded securities of such other companies, in each case, that we deemed relevant;

vii.	reviewed and analyzed the proposed financial terms of the Transaction as compared to the financial terms of certain selected acquisitions and the consideration paid in such acquisitions that we deemed relevant;

viii.	reviewed and analyzed, based on the Projections, the projected cash flows to be generated by the Company to determine the present value of the Company’s discounted cash flows; and

ix.	performed such other financial studies, analyses and investigations and considered such other information as we deemed appropriate for the purposes of the opinion set forth below.

In arriving at the opinion set forth below, we have assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by us. The opinion set forth below does not address any legal, regulatory, tax or financial reporting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from other advisors. We have not conducted any independent verification of the Projections. Without limiting the generality of the foregoing, with respect to the Projections, we have assumed, with your consent, and based upon discussions with the management of the Company, that they have been reasonably prepared by the management of the Company in good faith, and that the Projections are the best currently available estimates and judgments of the management of the Company of the future results of operations and financial performance of the Company. We express no view as to the Projections or the assumptions on which they are based and we assume no responsibility for the accuracy or completeness thereof.

In arriving at the opinion set forth below, we have not made any independent evaluations or appraisals of the assets or liabilities of the Company or any of its subsidiaries, and we have not been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. We have assumed that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent relevant financial information made available to us. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject, and, at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company or Parent is a party to any material pending transaction that has not been disclosed to us, including, without limitation, any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction or the Company’s proposed transaction with REGENXBIO Inc. (the “REGENXBIO Transaction”) pursuant to the Agreement and Plan of Merger, dated as of August 24, 2017, by and among the Company, REGENXBIO Inc. and Muddy Charles Acquisition Corporation.

We have assumed that the representations and warranties of each party contained in the Merger Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party thereto will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement and any other agreement contemplated thereby, and that the transactions contemplated by the Merger Agreement, including, without limitation, the Offer and the Merger, will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement. We have assumed that the final form of the Merger Agreement will be in all material respects identical to the Draft Merger Agreement. We have also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the Transaction will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction.

Our opinion set forth below is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us, as of the date of this letter. We have not considered any potential legislative or regulatory changes currently being considered by the United States Congress, the Securities and Exchange Commission (the “SEC”), or any other governmental or regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. It should be understood that, although subsequent developments may affect the conclusion reached in such opinion, we do not have any obligation to update, revise or reaffirm the opinion set forth below. Our opinion set forth below addresses solely the fairness, from a financial point of view, of the Consideration to be received by the holders of Company Common Stock (other than holders of the Excluded Shares) to such holders and does not address any other terms in the Merger Agreement, or any other agreement contemplated by the Merger Agreement or relating to the Transaction or any other aspect or implication of the Transaction, including, without limitation, the form or structure of the Merger or the Offer, or the fairness of the Transaction or the Consideration to be received by any other securityholders or creditors or any other constituency of the Company. Our opinion does not address the Company’s underlying business decision to proceed with the Transaction or the relative merits of the Transaction compared to other alternatives available to the Company. We express no opinion as to the prices or ranges of prices at which shares of securities of any person, including shares of the Company Common Stock, will trade at any time, including following the announcement or consummation of the Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the compensation to be paid to the holders of Company Common Stock in connection with the Transaction or with respect to the fairness of any such compensation.

This letter is provided to the Board of Directors of the Company (in its capacity as such) for its information in connection with its consideration of the Transaction and may not be used for any other purpose or disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever without our prior written consent, except that a copy of this letter may be included in its entirety in any filing the Company or Parent is required to make with the SEC in connection with the Transaction if such inclusion is required by applicable law. The opinion set forth below does not constitute a recommendation to the Board of Directors or any stakeholder of the Company as to how to vote or take any other action in connection with the Transaction, including, without limitation, whether any stockholder should tender his, her or its shares in connection with the Offer or whether or not any holder of Company Common Stock should enter into any voting, stockholders’ or affiliates’ agreement with respect to the Transaction, or exercise any dissenter’s or appraisal rights that may be available to any such stockholder.

As part of our investment banking services, we are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. We have acted as the Company’s financial advisor (i) in connection with the REGENXBIO Transaction and have received an opinion fee upon the delivery of an opinion in connection with the REGENXBIO Transaction, and (ii) in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We will also receive an additional fee for rendering the opinion set forth below which is not contingent upon consummation of the Transaction. We or our affiliates may also seek to provide financial advisory and financing services to the Company and Parent and/or certain of their respective affiliates in the future and would expect to receive fees for the rendering of these services. Other than in connection with the Transaction or the REGENXBIO Transaction, we have not provided investment banking or financial advisory services to the Company, Parent or their respective affiliates and have not received compensation for any such services in the two years prior to the date of this opinion. In the ordinary course of business, we and our clients may transact in the equity securities of each of the Company and Parent and may at any time hold a long or short position in such securities.

The opinion set forth below was reviewed and approved by a fairness committee of MTS Securities, LLC

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Company Common Stock (other than holders of the Excluded Shares) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ MTS Securities, LLC

MTS SECURITIES, LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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